Exhibit 96.1

LOMA NEGRA C.I.A.S.A.

Technical Report Summary (TRS)

La Pampita y Entorno Quarry and

L’Amalí and Olavarría Cement Plants 20-F 229.601 (Item 601)

Effective Date: December 31, 2021

Report Date: March 22, 2023

DISCLAIMERS AND QUALIFICATIONS

This Technical Report Summary (“TRS”) was prepared related to limestone reserves of Loma Negra CIASA’s (“Loma Negra” or the “company”) located in La Pampita y Entorno quarry located in Olavarría, Provincia de Buenos Aires, Argentina, and has been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”), Regulation S-K Item 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (“CFR”) § 229.601(b)(96)(iii)(B) reporting requirements. This TRS was prepared for the sole use by Loma Negra and its affiliates and is effective December 31, 2021.

This TRS was prepared by Loma Negra’s Senior Geologist (the “QP” or “Qualified Person”), who meets the SEC’s definition of a “qualified person” under S-K 1300 and has sufficient experience in the relevant type of mineralization and deposit under consideration in this TRS. For the avoidance of doubt, references to “Qualified Person” or “QP” in this TRS shall have the meaning ascribed to “qualified person” by the SEC in S-K 1300.

In preparing this TRS, the QP relied upon data, written reports and statements provided by Loma Negra and other third parties. The QP has taken all appropriate steps, in his professional opinion, to ensure information provided is reasonable and reliable for use in this TRS.

The economic analysis and resulting net present value estimate in this TRS were made for the purposes of confirming the economic viability of the reported limestone reserves and not for the purposes of valuing Loma Negra´s or its assets.

Certain information set forth in this TRS contains “forward-looking information,” including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The ability to recover the reported reserves depends on numerous factors beyond the control of the QP that cannot be anticipated. Some of these factors include, but are not limited to, future economic variables, mining and geologic conditions, obtaining permits and regulatory approvals in a timely manner, the decisions and abilities of management and employees, and unanticipated changes in environmental or other regulations that could impact performance. The opinions and estimates included in this TRS apply exclusively to La Pampita y Entorno quarry as of the effective date of this TRS.

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional geologic practices.

The QP hereby consents to the use of La Pampita y Entorno´s limestone reserves estimates as of December 31, 2021 in Loma Negra’s SEC filings, including its Annual Report on Form 20-F, and to the filing of this TRS as an exhibit to Loma Negra’s SEC filings.

/s/ Cesar J. Pellegrini

Bachelor of Geology and Geochemistry

Senior Geologist, Loma Negra CIASA

Olavarría, Provincia de Buenos Aires

Table of Contents

1.	Executive Summary	4
2.	Introduction	7
3.	Property Description	7
4.	Accessibility, Climate, Local Resources, Infrastructure and Physiography	10
5.	History	11
6.	Geological Setting	11
7.	Exploration	18
8.	Sampling	22
9.	Data verification	25
10.	Mineral processing	27
11.	Mineral Recourses estimates	27
12.	Mineral Reserves estimates	27
13.	Mining methods	32
14.	Processing and Recovery Methods	37
15.	Infrastructure plant and quarry	40
16.	Market Studies	41
17.	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups	42
18.	Capital and Operations Costs	44
19.	Economic Analysis	45
20.	Adjacent properties	47
21.	Other Relevant Data and Information	47
22.	Conclusions	47
23.	Recommendations	48
24.	References	48
25.	Reliance on information provided by the registrant	48

1. Executive Summary

Loma Negra is an Argentine company, whose corporate purpose is the production of cement and other products associated with the construction sector. This TRS summarizes a study of La Pampita y Entorno quarry and the cement plants L’Amalí and Olavarría located in Olavarría, Buenos Aires province. The Company’s QP prepared this TRS to support disclosure of limestone reserves.

All references to “Loma Negra”, “our company”, “we”, “our”, “ours”, and “us”, or similar terms are to the registrant, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a corporation organized as Compañía Industrial Argentina Sociedad Anónima under the laws of Argentina, and its consolidated subsidiaries, on whose behalf this TRS was prepared.

1.1. Location and Access

La Pampita y Entorno quarry extends over the mining concessions of La Pampita, Don Gabino, Los Abriles, and San Alfredo Sur II, which are located in the district of Olavarría, Buenos Aires province. The quarry and L’Amalí and Olavarría plants are located 20 km to the southeast of the city of Olavarría, near the town of Villa Alfredo Fortabat. The region is characterized by nonmetal mining activity, including cement as well as aggregates and ceramics.

1.2. Climate

The climate has the characteristics of the temperate climate prevailing in the province of Buenos Aires. Based on a temperature scale, the climate is moderate warm from November to February, subtemperate in the winter months, and temperate for the rest of the year. Rainfall is more abundant in summer, spring, and autumn, and winter is a dry season.

1.3. History

The Project encompassing the 4 mining properties La Pampita, San Alfredo Sur II (“SASII”), Los Abriles and Don Gabino, and the cement plants L’Amalí and Olavarría are located in land owned by Loma Negra since the beginning of exploration activities back in 1980 to date. Exploration tasks have been conducted discontinuously over the last 42 years. The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are inactive and do not register any mining activities; in other words, they are entirely exploratory projects. On the other hand, exploitation tasks in La Pampita mining property began in 1999.

1.4. Geological environment and mineralization

The project located in the Tandilia System is geomorphologically composed of three main groups of small hill ranges surrounded by plains. The basement of the Tandilia System is made up of granitic complexes and sedimentary rocks of various ages. Calcareous formations are useful materials for the conformation of the raw material used in the cement industry. The various percentage (%) contributions of CaCO3 from the calcareous levels allow a mining process suitable for the industry.

1.5. Exploration

Various exploratory techniques (mapping, drilling, geophysics) have been conducted during different exploration campaigns for four decades, which have resulted in comprehensive knowledge of the quarry and adequate three-dimensional (3D) geological modeling. The extension of exploratory tasks by drilling is relevant for an industrial mining project, which tasks have involved a total of 424 drill holes and 25,412 meters drilled.

1.6. Sample Preparation, Analysis and Security

Diamond drilling core samples have been described by qualified professionals in drilling logs, cut into half rounds, physically prepared at the laboratory, and analyzed at different laboratories to establish chemical analysis controls.

Chemical analyses performed by X-ray Fluorescence (XRF) have determined the main variables used in the cement industry process, such as SiO2, Al2O3, Fe2O3, CaO, MgO, SO3, K2O, Na2O, TiO2, P2O5, MnO, and SrO. In addition, petrological studies have been conducted on samples representative of characteristic lithologies of the deposit at Universidad Nacional del Sur (UNS).

For the entire sampling process and at each stage, various controls have been set up and recorded in documents to ensure an adequate and efficient sampling management system is in place.

1.7. Data Verification

Both plants have a Quality Control and Process area. The objective of these areas is to develop, evaluate and research procedures for the development of products at laboratory level and their scaling up to industrial level. Another objective is to identify other additives that can substitute for clinker: slag, pozzolana, etc., to reduce their environmental footprint and the cost of cement production. This area manages a Quality Control Plan for every stage of the production process.

The Quality Control Plan contemplates the following aspects: customer, person in charge, activities, risks, control methods, monitoring, measurement, analysis, evaluation, and documentary evidence, PDCA cycle.

1.8. Sampling Program

There are procedures for the preparation, review, issuance and control of test reports associated with cement production.

L’Amalí and Olavarría plants have implemented the ISO 9001:2015 standard; they also have laboratories for evaluating technical aspects in the cement plants and the quarry.

For its operations, in order to have a representative sample of raw materials and cement, we perform an analysis of the raw materials samples in the laboratories located in both plants. Samples are taken at every stage of the process. A permanent control is carried out with other laboratories to give greater reliability of the results.

1.9. Mineral processing

Cement production involves the following stages:

Receiving raw materials: the limestone is produced from La Pampita y Entorno quarry, as described in Chapter 13. The other raw materials are obtained from third-party companies.

Grinding and homogenization: once the limestone is received at the plant, it is mixed with other raw materials. The mixture must comply with the quality standards to be sent to a storage silo from where it is fed into the preheater of the clinker kilns.

Clinkerization: the raw meal is heated at a temperature of approximately 1,450 Celsius degrees in rotary kilns whose product is clinker. The clinker is then cooled at a temperature of approximately 150 Celsius degrees and is stored in silos or in an open-air yard. The production of clinker is used for local production of cement and part of it is sent to other grinding facilities of the Company.

Cement grinding: after being cooled, the clinker, together with the additives, is fed into a mill to obtain a fine powder called cement.

Storage in silos: after passing through the mills, the cement is transferred and stored in concrete silos to preserve its quality until packing/distribution. Packaging, loading and transportation: the cement is transported to the packing area to be packed into bags and then loaded to trucks operated by third parties for distribution. Cement is also bulk loaded and distributed by truck and train.

Figure 1 L’Amalí and Olavarría plants process block diagram

1.10. Estimation of Mineral Reserves

For evaluation purposes, information from exploration activities from previous years has been used and is the database for the Reserves model.

The limestone Reserves are presented in Table 1. The Reserves estimate considered the quality restrictions of limestone received in L’Amalí and Olavarría cement plant, limits of the concessions, accessibility to the Reserves and legal restrictions of the mining concessions, economic factors and modifying factors.

Table 1 Mineral Reserves of La Pampita y Entorno quarry

RESERVES	MILLION OF TONNES	SIO2	Fe2O3	Al2O3	CaO	STC
PROVEN	591.4	11.29	1.57	0.86	47.38	139.11
PROBABLE	35.3
TOTALS	626.7	11.29	1.57	0.86	47.38	139.11

Probable Reserves outside the area of La Pampita y Entorno quarry.

Cerro Soltero I and II, and El Cerro are outside the mining properties evaluated as La Pampita y Entorno quarry. They belong to the Company and have been evaluated based on drill hole data from the 1980s.

Table 2 Mineral Probable Reserves for the cement plants

Mining Property	Probable Reserves
Cerro Soltero I	53.5
Cerro Soltero II	111.6
El Cerro	37.6
TOTAL	202.7

This document presents the cash flow analysis and an economic evaluation of the project based on the current operating costs of the cement plant in Olavarría and using information from the La Pampita y Entorno quarry for limestone production.

The economic analysis uses the economic assumptions listed in Chapter 19.

1.11. Capital and Operating Costs and Economic Analysis

Table 3 Capital Costs of La Pampita y Entorno quarry and L’Amalí and Olavarría plant

Capital Cost Estimate	Cost (US$)
Maintenance of Operations per ton	3.0
Overburden Stripping Cost per ton	3.5

Table 4 Operating Costs of La Pampita y Entorno quarry and L’Amalí and Olavarría plant

Operating Cost Estimate	Cost (US$)
Quarry Operating Cost	4.2
Cement Plant Operating Cost	42.1

Loma Negra has positive cash flow and La Pampita y Entorno quarry does not require a significant capital expenditure in the near future. Therefore, payback and return on investment calculations are irrelevant. NPV was calculated using L’Amalí´s and Olavarría’s figures as the limestone obtained in La Pampita y Entorno quarry is exclusively used in the production of cement and lime. The NPV is US$ 597 million. The forecast horizon is considered to be consistent with the quarry’s life (63 years), which is calculated based on the total declared reserves and the annual production of the quarry.

1.12. Conclusions

•

Loma Negra holds the surface cadastral rights and the mining cadastral rights to carry out the activities of exploration, exploitation and manufacture of cement and lime throughout the useful life of its calcareous mining reserves.

•

Loma Negra has been complying with international ISO-9001 (Quality Management Systems) standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the Geological Model and Reserves Estimation.

•	Loma Negra has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and security, which comply with the best practices in the industry.

•

Loma Negra has vast expertise in its mining and industrial operations, with sustainable development in each stage of the industry, from the exploration stages to industrialization and commercialization of the product. The multiple activities are supported by appropriate methods and consequent procedures, which are periodically improved.

•	Updated geotechnical studies and geotechnical design evaluated are stable since the analyses show safety factors greater than the minimum acceptable.

•	Mining activities are appropriate for the configuration of the La Pampita rock massif, developing them with high safety standards.

•

The information verification and validation processes are conducted following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Reserves.

•	The geological modeling of the limestone deposit is consistent with the relationship between the information and the progress of exploitation.

•

The different exploration techniques used, the interpretation of the information and the vast professional experience, have been pillars in the generation of successive and updated geological and mining models that reach a high degree of representativeness of the deposit.

•

The Reserves estimation considers the risk factors, and the main variable is the CaO content, which is very stable in the deposit, along with other secondary variables that determine the quality of the Reserves.

•

In the process of calculating Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven Reserves for the next 63 years at rated capacity.

•	The operation in La Pampita y Entorno quarry and L’Amalí and Olavarría plants, with regard to infrastructure, is technically and economically feasible due to the life of the quarry.

•

The calcareous resources of La Pampita y Entorno quarry and their appropriate extractive activities enable a sustained industrial process during the useful life of the calcareous resources of Loma Negra.

•

The Health, Safety and Environment area is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company areas.

•	In 2021, the new line of L’Amalí plant started the commissioning phase.

2. Introduction

2.1. Issuer of the Report

This TRS was prepared by Loma Negra’s qualified person, who according to his qualifications and experience developed the chapters based on his expertise. Likewise, the aforementioned QP used Company’s information sources, information validated and approved by the competent authorities in Argentina and public information sources.

Mr. Cesar Javier Pellegrini prepared this TRS on Loma Negra’s mining operations located in Olavarría. Mr. Pellegrini holds the position of Senior Geologist of Loma Negra and has more than 20 years of experience in the field. Mr. Pellegrini’s role as Senior Geologist includes estimation, assessment, evaluation and economic extraction of mineral reserves. Mr. Pellegrini meets the SEC’s definition of a Qualified Person as defined according to 17 CFR § 229.1300 Definitions.

2.2. Terms of Reference

The purpose of this TRS is to support the disclosure of mineral reserve estimates for Loma Negra’s existing mining operations of La Pampita y Entorno quarry located in Olavarría, Buenos Aires, as of December 31, 2021. This TRS is to fulfill 17 Code of Federal Regulations (“CFR”) § 229, “Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975—Regulation SK,” subsection 1300, “Disclosure by Registrants Engaged in Mining Operations.” The mineral reserve estimates presented herein are classified according to 17 CFR § 229.1300 Definitions.

The QP prepared this TRS with information from various sources with detailed data about the historical and current mining operations, including individuals who are experts in an appropriate technical field. Loma Negra has not previously filed a TRS.

The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation; and ii) the assumptions, conditions, and qualifications outlined in this TRS.

2.3. Conventions and Sources of Information

Unless otherwise indicated in this TRS, all currencies are in Argentinian Pesos (“Ps.”) and all measurements and units are in the metric system.

The data collected from La Pampita y Entorno quarry are found in the Gauss Kruger coordinate system, a system used in Argentina, with Campo Inchauspe 1969 datum, in strip 5. Both maps and tables are found in such reference system.

2.4. Personal Inspection

As his role of Senior Geologist of Loma Negra based in Olavarría, and the proximity of the quarry to the cement plant, the QP regularly visits the site and meets the personnel responsible for its exploitation and discusses quality control and quality assurance with the lab manager. Also, the Company’s internal procedures, as well as the work methodologies and techniques used in each particular objective have been reviewed and validated to increase knowledge of Loma Negra’s limestone resources and employ the best extraction mining practices.

3. Property Description

The information used included actual information from Loma Negra’s operations, information submitted to and approved by the corresponding authorities and public information in organizations specialized in the cement industry.

3.1. La Pampita y Entorno Quarry

La Pampita y Entorno quarry encompasses La Pampita (LPA), Don Gabino (DG), Los Abriles (LA) and San Alfredo Sur II (SASII) mining properties, which are located in the district of Olavarría, circumscription II, section A, Buenos Aires province.

The quarry is 20 km to the southeast of the city of Olavarría, near the town of Villa Alfredo Fortabat. The region is characterized by nonmetal mining activity, including cement as well as aggregates and ceramics.

Figure 2 Location of La Pampita y Entorno quarry

Right Image — Lower right margin: Latitude: 37° 4’52.25“S, Longitude: 60° 6’33.87“W. Top left margin: Latitude: 36°50’41.71“S, Longitude: 60°21’49.94“W.

The surface cadastral properties of La Pampita y Entorno are owned by Loma Negra. The cadastral property of La Pampita is plot # 343a and has 840 Has 06 As 22 Cas, and the mining property file number is 2405-7744/71.

Figure 3 La Pampita cadastral survey plan

The cadastral property of Don Gabino is plot #354c, mining property file number 2405-13978/72, and extends over 410 Has 33 As 20 Cas. Los Abriles property is plot # 353b, mining property file number 2421-387/98, and extends over 153 Has 03 As 79 Cas.

Figure 4 Los Abriles and Don Gabino cadastral survey plan

The cadastral property of San Alfredo Sur II is plot # 342g, mining property file number 2821-1596/19, and extends over 447 Has 00 As 00 Cas.

Figure 5 San Alfredo Sur II cadastral survey plan

3.2. Mineral Rights

La Pampita mining property has been granted an exploitation concession, mining record 2405-7744/71; mining producer registration (RPM) EX-2020-15636796-GDEBA-DPGMMPCEITGP annual renewal; environmental impact report EX-2022-10979895-GDEBA-DPGMMPCEITGP biannual renewal. While the other properties have been granted exploration concessions. Mining royalties are paid and progress reports on exploration and exploitation are submitted in compliance with the rules and regulations of the National Mining Code and the Undersecretariat of

Mining of the province of Buenos Aires. L’Amalí Cement Plant and Olavarría Cement Plant. The plants near La Pampita y Entorno quarry are L’Amalí and Olavarría, both in the district of Olavarría, about 5 km apart in a straight line.

Figure 6 L’Amalí and Olavarría plant map

Right Image — Lower right margin: Latitude: 37° 3’12.12“S, Longitude: 60°14’58.06“W. Top left margin: Latitude: 36°58’42.59“S, Longitude: 60°19’58.69“W.

L’Amalí Plant is located in cadastral plot # 352a according to survey plan 78-127-99, record 2187, with 230 hectares. Olavarría Plant is located in cadastral plot # 341n according to cadastral plan 78-17-2002, record 590, with 517 hectares.

4. Accessibility, Climate, Local Resources, Infrastructure and Physiography

This chapter describes the accessibility, climate, local resources, and infrastructure for the La Pampita y Entorno quarry and plant. Information obtained from technical and environmental studies prepared by specialized companies and approved by the authorities is used.

4.1. Access

From the city of Olavarría, the quarry is accessed by Provincial Route No. 51 to the south, traveling a distance of approximately 20 km until the municipal road to the town of 16 de Julio, then traveling a distance of 6 km to the southeast. This road joins Provincial Route No. 51 and passes through the L’Amalí cement plant and La Pampita y Entorno quarry, both owned by Loma Negra. The road forks at this point, towards the town of 16 de Julio in the Azul district and to the neighboring town of Santa Luisa in the Olavarría district.

4.2. Geomorphology

In the sector where the plants and the quarry are located, the groups of hills are isolated as a result of block movements during the Cenozoic period, particularly during the Quaternary period. In terms of geomorphological characteristics, the hills involve smooth units having a low gradient with some poorly defined temporary riverbeds. The river valleys in particular do not have a good definition, they are almost flat and have variable widths from 200 to 300 meters.

The tectonic movements that generated the series of faulted and tilted blocks have conditioned the landscape and the subsequent sedimentary fill. At present, the edges of old eroded fault scarps coincide with the axes of the hill ranges and the graben or tectonic lows are linked to poorly defined surface drainage areas, aligned lagoons and floodable streams.

4.3. Topography

The province of Buenos Aires is located in the Pampas Plains, which is a heterogeneous unit of relative flat topography, due to the erosional effect of the wind, configuring a Plio-Pleistocene loessic plain. As explained above, altitude-wise, more than 90% is below 200 m and the maximum heights are above 1200 m located in Sierras Australes (the maximum height is Cerro Tres Picos), while the Sierras Septentrionales (which include Tandil, Balcarce, Azul and Bayas hills, among others) do not exceed 500 m. The topography is markedly flat, and the regional slopes are very low except in the mountainous and piedmont areas. The plant is located at an elevation of 215 meters above sea level, in the area close to the Sierras Bayas mountain range.

4.4. Climate

The climate has the characteristics of the temperate climate prevailing in the province of Buenos Aires. Based on a temperature scale, the climate is moderate warm from November to February, subtemperate in the winter months, and temperate for the rest of the year. Rainfall is more abundant in summer, spring and autumn; and winter is a dry season.

The precipitation data belongs to Olavarría AERO and Azul — IHLLA stations. The Olavarría AERO station is located in the Aerodrome of the town bearing the same name, is controlled by the National Meteorological Service and has over 25 years of registration. On the other hand, Instituto de Hidrología de Llanuras (IHLLA, Institute of Plains Hydrology) has a station located at the University Campus of the city of Azul, from which there are precipitation records available from January 2005 to date, with only two missing consecutive months.

The average rainfall for the period from 1995 to 2015 is 900 mm for Olavarría, reaching a maximum in 2001 when it reached 1189 mm.

4.5. Temperature

In Olavarría, the summers are hot, humid, and mostly clear, while the winters are cold, windy and partly cloudy. During the course of the year, temperature ranges from 2°C to 29°C and rarely drops below -3°C or rises above 33°C.

January is the hottest month with an average of 31.5°C while July is the coldest month with an average of 7.15°C.

The average value of atmospheric pressure at sea level is 1015.2 hPa and at the level of the Azul weather station, the closest to the plant and quarry, it is 999.3 hPa.

4.6. Physiography

The district is furrowed by the northern foothills of the Tandilia mountains and drained by the Tapalqué stream. The relief is that of the Pampas plains with hills to the center-east of the district.

Its physiography is made up of hills, mountains and minor elevations, belonging to the Tandilia System, which extends from this district to Sierra de los Padres, with an approximate extension of 330 km. The mountains do not exceed 500 m above sea level.

The hydrography is represented by lagoons and streams, some with permanent courses and other temporary ones. The most important stream for the population is Tapalqué, which starts at the Querandíes Springs and crosses the city from south to north. The most visited lagoon, Blanca Grande, is located in the northern corner of Olavarría district.

The soil is rich in granitic rocks that are at ground level. This has allowed the development of an important stone industry, and thanks to the fertility of the land, crop and livestock farming have become important activities.

4.7. Local Resources

The vast majority of the quarry and plant personnel live in the city of Olavarría, 20 km away, where there are local resources such as housing, schools, hotels, electrical infrastructure, water supply and internet access, among other things. In addition, Loma Negra has two neighborhoods of its own for its staff in Villa Alfredo Fortabat and Sierras Bayas.

5. History

5.1. La Pampita, Los Abriles, Don Gabino and San Alfredo Sur II Mining Properties

The Project encompassing the four mining properties is located in land owned by Loma Negra since the beginning of exploration activities back in 1980 to date. Exploration tasks have been conducted discontinuously over the last 42 years.

The San Alfredo Sur II, Los Abriles and Don Gabino mining properties are inactive and do not register any mining activities (i.e., they are entirely exploratory projects). On the other hand, exploitation tasks in La Pampita mining property began in 1999, registering as historical data the first blast in February 1999 for a volume of 26,000t of limestone. From its extractive beginnings to date, La Pampita has had continuous exploitation activity showing different annual production records, reporting an aggregate of 84,374,925 tonnes, being 2021 the year with highest lime production totaling 5,688,430 tonnes.

Calcareous rock production is sent to the L’Amalí plant for the manufacture of cement, and to the Olavarría plant for the production of cement and lime.

6. Geological Setting

This section deals with varied considerations based on the topics to be addressed and the extent of the study. Therefore, the section has been divided into district geology (referring to the geographical and geological background of the project), district structure (focusing on the main deformation features), project geology or local geology (specifying the particularities and facies present in the project), and finally project hydrology.

6.1. District geology

The project is located in the southeast end of Sierras Septentrionales, also called Sierras de Tandilia or Tandilia System, which constitute an alignment of mountains that extend along 340 kilometers in a northwest-southeast direction from the city of Olavarría to the city of Mar del Plata, in the province of Buenos Aires, with a maximum width of 63 kilometers in its central part and a maximum height above sea level of 524 meters.

From a geomorphological standpoint, three main mountain groups are recognized for the Tandilia System, namely, Olavarría-Sierras Bayas–Azul to the northwest, Tandil-Barker in the central area, and the Balcarce-Lobería-Mar del Plata mountain ranges to the southeast end. The project is located in the first mentioned mountain group.

The rocks of the Tandilia System are part of Río de la Plata Craton and have a long history of geological evolution, primarily involving a crystalline basement consisting of a diversity of igneous and metamorphic rocks superimposed by an important sedimentary sequence spanning from Precambrian to Eopaleozoic periods.

The ancient metamorphic bedrock or crystalline basement, called the Buenos Aires Complex, with an age between 2,620 and 1,700 Ma, is well exposed in the central Tandil-Barker mountain ranges and partially appears in other areas (because it is covered by Neoproterozoic sediments from the Sierras Bayas Group in the northwestern highlands and the Eopaleozoic sedimentary rocks of the Balcarce Formation in the southeastern highlands).

The Neoproterozoic-Eopaleozoic sedimentary cover, with more than 800 Ma in the lower areas, lies sub-horizontally in a discordant relationship on an erosion surface carved in the basement. This sedimentary cover comprises the formations of Villa Mónica, Cerro Largo (including the Olavarría Formation for the Olavarría district) and Loma Negra, all of which are integrated into the Sierras Bayas Group. Above, the Cerro Negro Formation continues in a discordant relationship with respect to the Sierras Bayas Group but related through the Barker Surface, and finally, it ends up with the Balcarce Formation (Ordovician-Silurian sandstones).

Figure 7 Distribution of the outcrops of Tandilia or Sierras Septentrionales of Buenos Aires

[REFERENCES: Balcarce Formation (Ordovician-Silurian); Fm: Sierras Bayas Group – La Providencia (Neoproterozoic); Buenos Aires Complex (Paleoproterozoic crystalline basement); Faults].

6.2. Project Geology or Local Geology

The local geology for the project area exposes the entire stratigraphic column within Sierras Bayas (Olavarría). An area of approximately 22 km x 7 km is considered as the local geology framework and is made up of three blocks called Septentrional, Central, and Austral blocks, which stand out in the local morphology for being elevated on a plain of modern sedimentation.

Figure 8 Geological map of the structural blocks identified in Sierras Bayas, Olavarría district

[REFERENCES: Local geology, Sierras Bayas, Olavarría, La Pampita quarry; Austral Block; Central Block; Septentrional Block; La Providencia Group; Loma Negra Formation; Cerro Largo Formation; Villa Mónica Formation; Buenos Aires Complex; 1-Cementos Avellaneda quarry; 2- El Polvorín quarry, 3-Volcamaq quarry; 4- Cerro Tres Lomas; 5- Piedra Amarilla quarry, 6- Magelani quarry; 7-Tres Antenas quarry; 8- Villa Mónica quarry; A-Loma Negra quarry; B- Cementos de Argentina; C- Feitis SAI, La Pampita quarry].

Sierras Bayas are delimited by faults in a general NE-SW direction that have depressed the basement together with the superimposed Neoproterozoic sedimentary cover, where the topographic highs are the result of transversal faults in a NW-SE direction that have raised each of the blocks that characterizes the hill range.

The P-P´ Profile outlines the distribution of the different formations that make up the Sierras Bayas column, with topographically higher blocks to the northeast and a general inclination of the sedimentary layers to the southwest, as observed in the Austral block where La Pampita quarry is located. This tilting disposition of the blocks exposes the stratigraphically lower levels towards the northeast, progressively disappearing under the most modern sediments due to the general inclination of strata towards the southwest.

Figure 9 Geological-structural profile of Sierras Bayas blocks

[REFERENCES: La Pampita quarry, Austral Block; Central Block; Septentrional Block; La Providencia Group; Loma Negra Formation; Cerro Largo Formation; Villa Mónica Formation; Buenos Aires Complex; Pelites – Psamopelites; Limestone; Claystone; Upper Quartzite; Dolostone, Lower Quartzite; Igneous-metamorphic basement; Sierras Bayas P-P’ Profile].

The geology described within the operating limits of the quarry can be extrapolated and validated through drilling in Los Abriles, Don Gabino and San Alfredo Sur II sectors. The recognized stratigraphic sequence is in correspondence with the middle-upper portion of the sediments that make up the geological column of Ediacaran period.

In the stratigraphic sequence, as it is a high tectonic block, with homoclinal characteristics and general subsidence to the south-southwest, the lowest stratigraphic levels can be recognized in the northeast portion of the quarry, which accentuate exposure as exploitation progresses on its floor. Through different drill holes, the floor of the calcareous sequence has been recognized by the interception of the floor chocolate-brown claystone or by the intersection of yellow sandstone belonging to the Cerro Largo Formation.

The lower levels of exploitation of La Pampita quarry expose the isolated outcrops of the top of the Olavarría Formation, known in local mining jargon as “Lower Claystone”. The limestone from the Loma Negra Formation discordantly rests on the lower claystone, and above these rests the marly limestone from the Avellaneda Formation base, which are the main objectives of exploitation.

The integrated geological profile of the calcareous material considered useful is exposed in all its strength in the different exploitation fronts. In the lower portion of the calcareous sequence, red limestone predominates, operationally called “Low Grade Limestone or Red Limestone”; in transition the black limestone follows, informally called “High Grade Limestone or Black Limestone”, characterized by the presence of numerous calcite-filled cracks.

The base of the Avellaneda Formation can be recognized above the black limestone, resting on an erosive unconformity also called “Barker Surface”, which, in La Pampita quarry, is represented by the fill material from paleo karst channels carved in the black limestone. Siliceous bumps predominate, encapsulated by green claystone and by sporadic laminated silty calcareous material, which can be recognized within the limit of the paleochannel profile and/or partially extended over the black limestone.

In the quarry, the passage from the Loma Negra Formation to the Avellaneda Formation is through a greenish gray “marly limestone” bench, partly considered as useful material for exploitation purposes.

Overlying the marly limestone, levels of “Marl” continue in transition, followed by “Upper Reddish Claystone”. Both units fall into the category of waste material and therefore are removed for limestone exploitation purposes.

Upper claystone and eventually Marl usually develops a “Clay Member” in their upper contact when they underlie a modern conglomerate horizon. When the conglomerate rests directly on the black limestone, it usually gives rise to the development of “Autoclastic Calcareous Breccias” (ACB).

The stratigraphic sequence of La Pampita quarry is completed with El Polvorín Formation, made up of a powerful “Loess” interval that presents frequent interspersed levels of calcareous concretion and the development of two levels of “Conglomerates”, a lower one being powerful with very wide areal distribution and a smaller one located in the upper third of the loess column with random distribution. The current organic soil development marks the end of the sedimentary column at La Pampita.

When we consider the environment of La Pampita quarry and as part of the waste material defined as upper claystone, as we move towards the south and west of the quarry, black-greenish shales, attributed to the Alicia Formation, have been detected in the drilling cores.

Figure 10 Project integrated stratigraphic column, linking the geologic units with their formational names and associated thickness

[REFERENCES:

Polvorín Formation; Discordance; Providencia Group; Cerro Negro Formation; discordance; Alicia Formation; Avellaneda Formation; Discordance, Loma Negra Formation; Discordance; Olavarría Formation; Cerro Largo Formation;

Organic soil, Loess + calcareous concretion + Cong.; Conglomerate; Clayey member; Upper reddish claystone; Black-greenish shales; Marls + Heterolites; Marly limestone; Paleokarst, Ftanite; Claystone, Barker Surface; Autoclastic Calcareous Breccias; High-grace Black limestone 39m; Subvertical calcite veinlets; Low-grade Red limestone 2.7 – 15m; Red/Green/Yellow Lower Claystone 1-16m; Quartz sandstones; ].

6.3. Geological Units involved in the project

The different geological units that make up the project have been defined according to the different exploratory surveys, this allowing to adjust the knowledge about the stratigraphic sequence, which involves criteria that are periodically revised upon new exploration tasks.

The following table lists the project Geological Units and their correlation with ages, formational names, average thickness (including minimums and maximums) and CaO percentages, as appropriate.

Figure 11.1 Stratigraphic column of La Pampita y Entorno project

[References: Age; Formation; Sickness* (m); Geological age; CaO; GU Code; Color Code; Quaternary¸ Precambrian; Loess; Conglomerate; Upper Claystone; Marl; Marly Limestone; High Grade Limestone; Low Grade Limestone; Lower Claystone. *Compiled thicknesses based on drilling database. ** Maximum thicknesses found in database].

Figure 11.2 Location of exploration drillings and cross section trace

[References: highlighted in yellow the exploration drillings. The red line is the trace of the cross section]

Figure 11.3 Cross Section of the local geology

For better understanding of the local lithology, the main local geological units that make up the project integrated stratigraphic column are described below, listed from the lower stratigraphic positions: Lower Claystone, Low Grade Limestone, High Grade or Black Limestone, Autoclastic Calcareous Breccia, Barker Surface, Marly Limestone, Marl, and finally Upper Claystone.

6.3.1 Lower Claystone

The lower claystone levels and outcrops detected by mapping at La Pampita quarry and by diamond drilling cores have been assigned to the Olavarría Formation due to the lithological characteristics involved. They lie covering the sandstone sequence of Cerro Largo Formation. The Lower Claystone sequence begins with yellowish siltstone with iron oxides that pass to greenish and reddish mudstone and claystone towards the top of the formation.

The upper section of the Olavarría Formation is characterized by the presence of reddish and eventually greenish claystone that mark the limit of the economic exploitation of limestone on the floor of La Pampita quarry.

Lower Claystone under the microscope shows bands with quartz crystals in the size of fine sand (250µm), of irregular form, with lens-shaped textures and triple points, interspersed with laminar bands of very fine crystals stained with iron oxides. Illite can be determined by replacing the quartz clasts. The mineralogy determined by XRD shows that the main components of Lower Claystone are illitic and chloritic clays stained by iron oxides (hematite), calcite of low abundance (< 2%), illite with a participation of 55%, chlorite of 6%, and finally quartz with 40% abundance.

Chemical tests on 40 samples of Lower Claystone taken from historical drilling have resulted in an average of 56.80% SiO2, 14.62% Al2O3, 7.64% Fe2O3, and 12.71% CaO. Chemical results from the analysis of 42 claystone samples from the floor from the 2015 drilling campaign have shown an average of 57.20% SiO2, 13.41% Al2O3, 6.80% Fe2O3, and 7.61% CaO.

6.3.2 Low Grade Limestone

Low grade limestone, also called reddish limestone, represents the lower sequence of the Loma Negra Formation and rests on Lower Claystone in apparent concordance. This reddish to greenish limestone is classified as facies of reddish mudstone with ondulitic or flat lamination and marks the base level of the economic exploitation of limestone in La Pampita quarry. The average strength for low grade limestone was determined at 11 meters using the tenors of the geochemical tests to determine the contacts.

The dominant reddish coloration in Low Grade Limestone is due to the presence of iron oxide from pyrite oxidation. In addition, it usually has a gray or greenish coloration due to the greater terrigenous contribution. In some cases, the impure material interspersed in limestone is made up of millimetric clayey levels.

The microscopic recognition of a reddish limestone sample indicates bands composed of calcite, between micrite and microsparite, with sizes up to 10µm, separated by iron oxides. Opaque minerals (2%) without defined contours can be found, which correspond to iron oxides and cement on the crystalline edges. Veins filled with sparitic calcite are also observed. The mineralogy determined by XRD indicated a composition of 81% calcite, 8% illite, 3% chlorite, and 8% quartz. When the limestone sample becomes more greenish, it indicates a greater increase in terrigenous material through an increase in silica and alumina, acquiring the characteristics of marly limestone.

The chemical results obtained from the analysis of 385 samples of Low Grade Limestone from diamond drilling holes conducted during the 2015 drilling campaign indicated an average of 16.76% SiO2, 2.61% Al2O3, 1.29% Fe2O3, and 43.13% CaO.

6.3.3 High Grade Limestone

High Grade Limestone, also called Black Limestone, represents the most important raw material in the exploitation of La Pampita quarry due to its high calcium oxide content. It is predominantly a carbonaceous micritic limestone, with a very fine grain and black color, characterized by the presence of disseminated pyrite and a strong fetid odor when struck or scratched. This limestone has been classified as black micritic laminated mudstone facies.

Black Limestone is also distinguished by the remarkable development of stylolites parallel to the stratification and, less frequent, the stylolites that develop perpendicularly. The most outstanding event in Black Limestone is the participation of calcite veins and veinlets, which have developed preferentially within the limits of the stratum of this lithology. The calcite veinlets, of an extensional character and a diagenetic origin, have developed perpendicular to the sub-horizontal stratification of limestone, under ductile mechanical conditions. The calcite veins and veinlets, with a thickness ranging from millimeters to several centimeters, show preferential orientations in two sets, one of them, between 320° and 340°, and the other, between 275° and 290°.

High Grade Limestone under the microscope indicates that it is composed of bands of micritic calcite (with sizes of 4µm) with irregular zones of larger crystals (10µm, microsparite). In amounts less than 3%, opaque disseminated unoxidized and cubic minerals are observed. Veins filled with carbonate are observed, some sets forming an angle of 45º with respect to each other. The carbonate crystals that fill the veins reach 300um and superimposed on these are 10um crystals. The mineralogy determined by XRD shows 92% calcite and 8% quartz.

The compiled chemical tests were performed on 1111 samples obtained from air drilling and on old diamond drilling cores. The average results for High Grade Limestone samples show 9.31% SiO2, 1.00% Al2O3, 0.61% Fe2O3, 49.17% CaO, and a cal standard of 178. Chemical analyses on 763 samples of high-grade limestone have resulted in SiO2, 0.86% Al2O3, 0.55% Fe2O3 and 50.07% CaO (Table 5) with a Cal Std of 211, 32 points higher than the average historical value for Black Limestone.

The average thickness of High Grade Limestone for each mining property ranges from a minimum of 8.8 meters to a maximum of 38.8 in La Pampita; 32 meters thickness in Los Abriles, and 32 meters maximum in Don Gabino mining property. Finally, in San Alfredo Sur II mining property, the maximum thickness of black limestone has reached 42.9 meters.

6.3.4 Autoclastic Calcareous Breccias (ACB)

Autoclastic Calcareous Breccias (ACB) are explained based on the understanding of various geological processes, where tectonic activity exposed the upper stratigraphic levels to the action of erosive agents that devastated the sedimentary sequence of marl and upper claystone and left the limestone of the Loma Negra Formation (High Grade Limestone) exposed on the surface serving as substrate for the deposit of modern conglomerate levels. The accumulation of significant thicknesses of conglomerate subsequently acted as a channel for groundwater layers, playing an active role as a catalyst through the circulation of groundwater that participated in the alteration of claystone interbedded in calcareous levels, thus favoring the development of autoclastic calcareous breccias.

Autoclastic calcareous breccia levels are not continuous throughout the project, but ACBs appear discontinuously, detecting the highest concentration of ACB in the mining properties of La Pampita and Don Gabino.

6.3.5 Erosion Surface or Barker Surface

The contact relationship between High Grade Limestone from the Loma Negra Formation and Marly Limestone from the Avellaneda Formation shows a sedimentary environment with transitional characteristics or appearance, similar to that of high-grade black limestone and a low grade or marly limestone. However, some quarry sectors show clear evidence of an erosive or discordant contact, exposing the carving of old channels on the surface of black limestone. These channels, generated by erosion and dissolution of limestone, were subsequently filled in during a new transgressive cycle.

In general, the paleochannels present a filling material that can vary from 5 to 10 meters in depth, dominated on the channel floor by the formation of ftanite bumps associated with green claystone, rhythmites, predominantly quartzose, and breccia levels. The ftanite lumps gain particular importance because they affect the normal exploitation operation, not because of lower cal standard values caused by high silica, but due to the damage that silica lumps may cause to the primary crusher.

In sum, 15 samples from the 2015 diamond drilling campaign totally or partially intercepted this erosion surface or Barker Surface. The average calculated based on results includes tenors of 30.22% SiO2, 3.31% Al2O3, 2.48% Fe2O3, and 34.31% CaO. The most outstanding minority oxide is the participation of 2.16% P5O2, mainly associated with phosphatic concretions that characterize the Barker Surface.

Indications of paleochannels are quite frequent in the exploitation fronts of La Pampita quarry, and their projection has also been detected to the southwest in drill holes in Los Abriles and Don Gabino mining properties and to the north in the mining property of San Alfredo South II.

6.3.6 Marly Limestone

The greater contribution of terrigenous material to the carbonate basin gives way to a change in the chemical composition of sedimentation that is accentuated upwards in the stratigraphic column with the appearance of Marly Limestone. Due to its geochemical characteristics, marly limestone is part of the productive calcareous horizon of La Pampita quarry, with average tenors of calcium oxide content of 42.2%, values that are very similar to those obtained for low grade limestone at the base of the carbonate sequence.

The term “marly limestone” was defined based on the results from geochemical tests and the calculation of the resulting cal standard. Chemical data compiled from 187 samples from historical drilling indicates an average of 16.98% SiO2, 2.91% Al2O3, 1.46% Fe2O3, 44.22% CaO, and a Std Cal: 82. Chemical analysis results on 116 marly limestone samples from the 2015 drilling campaign indicated an average of 15.49% SiO2, 3.09% Al2O3, 1.53% Fe2O3, and 43.05% CaO.

6.3.7 Marl

Marl levels of the Avellaneda Formation are in concordance with marly limestone, forming part of the waste material that must be removed for limestone exploitation, due to the high percentage of silica in relation to calcium oxide, and the increase in iron oxide and alumina, which result in a rock with a low cal standard, close to 40 points.

The results of geochemical tests performed on 123 marl samples from old drilling have shown average tenors of 26.71% SiO2, 5.77% Al2O3, 2.91% Fe2O3, 33.53% CaO; and average values from chemical analyses on 77 marl samples from the 2015 drilling campaign have indicated 23.19% SiO2, 5.57% Al2O3, 2.98% Fe2O3, and 35.45% CaO.

6.3.8 Upper Claystone

Upper Claystone is recognized in the exploitation fronts of La Pampita quarry and in diamond drill cores from the other mining properties. Upper Claystone is made up of greenish gray to black shales in the lower part and presents a clear predominance of reddish color and purple to greenish tones in the upper part. The different colorations of Upper Claystone suggest transitional changes in sedimentation conditions.

The compilation of chemical tests performed on 21 samples from old drillings have shown average values of 53.44% SiO2, 15.70% Al2O3, 9.03% Fe2O3, and 10.19% CaO, while the chemical tests performed on 35 samples of upper claystone from the 2015 drilling campaign have resulted in an average of 57.06% SiO2, 14.47% Al2O3, 5.87% Fe2O3, and 7.01% CaO.

6.4. Project Hydrogeology

In 2015, Loma Negra engaged the consulting services of HIDROAR SA, a firm with extensive expertise in the analysis of different hydrogeological scenarios in mining projects. As a result, a hydrogeological model was developed for the project, primarily focusing on the sources, contributions and dynamics of water to La Pampita quarry. This model includes the processing and interpretation of existing information and information derived from field surveys, climatology data, surface water hydrology, geology, groundwater level censuses, in-situ sampling (pH, electrical conductivity and temperature) and records of water withdrawals.

The project is located in the superficial basin of the Tapalqué stream, being the Perdido stream the primary receptor, which is born in the Benito Juarez district and some 3km downstream from La Pampita quarry. The Perdido stream receives contributions from the left bank from another minor stream and takes the name of Arroyo Tapalqué. Close to the city of Olavarría, the stream changes its course towards the NNE and crosses the city of Olavarría, then crosses the city of Tapalqué to flow, through an artificial channel, into the Bay of Samborombón in the Argentine sea.

Based on a study of geological units, four hydro-lithological units can be identified according to their capacity to receive, store and transmit water, which have been classified from their base:

Lower claystone (Aquiclude): consists of the Olavarría Formation, which can receive and store water, but not transmit it. This unit forms the hydro-support of the study system.

Carbonate sediments (secondary aquifer): includes the Loma Negra (limestone) and Cerro Negro (Marly Limestone and Marl) formations, which, based on their structural features, allow the reception, storage and circulation of system water.

Upper claystone (Aquitard): is part of the Cerro Negro Formation, in terms of its hydrological behavior, and can receive, store and transmit water, although with difficulty.

Cenozoic sediments (free/semi-confined primary aquifers): represented by loessic materials, levels of calcareous concretion and conglomerates. This sedimentary cover, given its intergranular or primary porosity, provides a continuous and propitious medium for the reception, storage and circulation of water. Consequently, given the quality and quantity of water of this aquifer unit, it is the main source of exploitation of groundwater resources in the area.

For purposes of this chapter, the chemical analyses derived from the feasibility report on exploitation wells of L’Amalí plant and in-situ physical-chemical parameters from the survey conducted by Hidroar were considered.

To characterize groundwater based on majority ions, the surveyed data was processed using EasyQuim Software Version 2012, and as a result water has been classified as calcium and/or magnesium bicarbonate type (according to the Piper diagram). A dominance of the bicarbonate anion and the calcium cation is observed, indicating a stage of young evolution of groundwater.

On the other hand, pH values are within the range of 6.4-7.7; electrical conductivities have been measured between 0.76 and 0.337 mS/cm, (corresponding to fresh water); and finally, temperature records range from 14.5°C to 16.4°C.

7. Exploration

7.1. Exploration Methods

We have explored La Pampita y Entorno quarry by surface rock mapping methods with lithology characterization, geochemical rock sampling, geoelectrical tomography, diamond drilling, and direct air drilling since 1980 to date. The interpretation and integration of the information derived from the different exploratory methods is the knowledge of the mineral reserves available so far.

7.2. Drilling

Prior to drilling program execution and based on the proposed objectives, an analysis is conducted to determine the number, location and depth of drill holes, number of samples, drilling platforms and accesses, and estimated time and costs. We call this detailed preliminary analysis “Exploration Prognosis” based on which we monitor drilling program progress, compliance, deviations, and action plans as appropriate.

La Pampita y Entorno quarry has been explored through diamond drilling and direct air drilling from 1980 to 2018 (year of the last diamond drilling exploration campaign), totaling 424 drill holes of which 304 holes have been made using diamond drilling and 120 holes, air drilling.

Figure 12 Project location of drill holes from 1980 to 2018 classified by drilling system: diamond drilling (red dots) and direct air drilling (black dots)

Table 5 Summary record of drill holes and meters drilled, by mining property and drilling system

	Diamond drilling		Direct air drilling		Totals
	# drill holes	meters	# drill holes	meters	# drill holes	meters
LPA+LA+DG+SASII	304	19,772.5	120	5,639.5	424	25,412.0
LPA	234	13,714.7	120	5,639.5	354	19,354.2
LA	6	951.6	0	0.0	6	951.6
DG	24	2,022.9	0	0.0	24	2,022.9
SASII	40	3,083.3	0	0.0	40	3,083.3

Based on the characteristics of the project local geology, involving a cover of rippable material and rock mass beneath, the following drilling model and sampling scheme has been defined, as illustrated in the image below. The combination of two drilling systems considering the materials drilled has helped optimize project timing and costs.

Figure 13 Diagram of different drilling systems by main lithological unit type

[References. Tricone: 121.9mm; HQ Core 95.6mm; NQ Core 75.3mm; 1⁄2 round, inventory; Loess; Conglomerate; Upper claystone; ACB; Limestone (1 sample w/2m); 1⁄2 round, laboratory; Lower claystone. Marl Limestone; Marl; Marly Limestone; High Grade Limestone; Core-holder trays].

LPA-LA-DG-SASII has a total count of 25,412.0 meters divided into 19,772.5 meters of diamond drilling and 5,639.5 meters of direct air drilling. La Pampita mining property (LPA) stands for 76% of total meters drilled with 19,354 meters of drilling.

Table 6 Log of meters drilled by year of execution and by mining property of the project

[References: Diamond Drilling + Direct Air Drilling. Mining Property. Year. Meters. Total (m). Total (drill holes)].

The knowledge gathered from diamond drilling and air drilling tasks has been kept over the years and has involved 21 drilling campaigns, with the most significant meters of the project being drilled in the last three campaigns (2014, 2015 and 2018) representing 52% of total meters drilled.

7.3. Geophysics study

In 2015, four geophysical profiles were performed using the geoelectric resistivity method, covering a total distance of 1,880 meters. The study was conducted by professionals from the University of Buenos Aires for the purpose of determining the geomorphology of the calcareous body in discontinuity zones due to faulting. The findings were contrasted and verified by historical drilling in the study areas and by new diamond drilling conducted in 2018. Due to the good resistivity contrast of loess, claystone and limestone, the contacts and main structures in the vicinity of La Pampita quarry could be determined.

Figure 14 Geophysical interpretation of the geoelectrical survey in conjunction with exploration drilling

[References: loess; claystone, limestone].

7.4. Exploration products

The interpretation and integration of the information surveyed in the different drilling campaigns using various methodologies or exploration techniques helped obtain different thematic maps in GIS system for the project at a scale of 1:10,000, namely:

1.	Overburden iso-thickness map

2.	Limestone iso-thickness map

3.	Stripping ratio iso-values map

4.	RQD (Rock Quality Designation) Distribution Map

5.	Structural map of floors and/or roofs of lithological units

Figure 15 Structural map of Lower Claystone top and geological structural profiles

[References: Structural Map – Lower Claystone Top. Geological-Structural Profile. Structural – Equidistance 10m. Updated: 08/30/2018. Performed by: SMGA. Contracting party: InterCement. REFERENCES: Isocurves; Main faults; Limestone/Lower claystone Limit; Loess/Sandstone Limit; Alicia drill holes; Profiles. Coord.: Campo Inchauspe Argentina. Projection: Transverse Mercator].

7.5. Geomechanical Study

This provides clarification on the knowledge about the project and is therefore included in the exploration section.

The company PANGEA SRL provided geomechanical modeling services for La Pampita (LPA) in 2019 based on field observations of the exploitation fronts, understanding of the area hydrogeology with a survey of water manifestations, sampling of 35 rock specimens, laboratory tests (simple compression, traction by diametral compression and densities) and interpretation of the rock mass structure. Professionals from related and complementary areas participated in the study, such as hydrogeologists, structural geologists, a civil engineer specializing in geotechnics and specialists in drilling and blasting, as well as specialists in laboratory material testing.

An analysis of simple compression test results related to Black Limestone samples has shown an average resistance value of UCS = 100 MPa. According to ISRM (1981) classification, this rock can be classified as hard to very hard. Similarly, samples of Upper Claystone have shown an average resistance of UCS = 44 MPa, thus classifying as moderately hard rock.

The geomechanical classification of rock masses RMR (Rock Mass Rating) developed by Bieniawski in 1973 was adopted to determine the quality of the rock mass. A particular analysis of the rock mass formed by Limestone based on the results of resistance to simple compression and the different geomechanical parameters observed in situ resulted in an overall score of 42 points. Using this score, limestone was classified as Medium-Quality Class III Mass Rock. Similarly, the overall score of Upper Claystone was 28 points, thus classifying as Poor-Quality Class IV Mass Rock.

Stability analyses were also conducted in 15 cross sections of La Pampita quarry slopes, obtaining safety factors greater than 1.3 in all cases. The conclusion is that all the slopes of the open pit are adequately safe from a geomechanical perspective.

Figure 16 Field and lab survey activities and stages for rock mass quality rating

1. Hydrogeological study. 2. Structural characterization of rock mass in exploitation fronts. 3. Field extraction of limestone cores. 4. Breaking of core in simple compression tests conducted in laboratory.

Figure 17 Sections analyzed in La Pampita quarry, with indication of the safety factor by zone.

8. Sampling

This Chapter describes the aspects of the diamond drilling core sampling stage, including criteria, procedures and techniques used from field sampling to sample disposition for chemical and/or physical testing purposes.

As previously stated, numerous drilling campaigns have been conducted for the project using the different procedures and techniques available at the time of drilling and suitable at that moment. For purposes of this TSR, the sampling tasks performed in the 2015 and 2018 diamond drilling campaigns will be described, which involved 9,797.3 meters drilled out of a total of 19,772.5 meters (by diamond drilling). Therefore, the 2015 and 2018 campaigns represent 49.5% of total meters drilled by the diamond drilling method.

8.1. Definition of core sampling and transfer

Immediately upon completion of exploratory drilling tasks, a geological and geomechanical description of drill cores (logging) is conducted, and the geological units of mining interest are identified for geochemical determination purposes, i.e., delimiting the sections of cores that will be cut to generate the sample. Samples of no mining interest are placed in bags and sent to the Company’s sample inventory as final destination.

Prior to the transfer of core boxes and bags from the drilling site to the cutting site and/or sample inventory site, photographs are taken, and a record document is prepared (drill id, sample number, from-to, and sample type) containing all the information required for controlled performance of cutting, storage, sample labeling and duplicate preparation tasks.

Core-holder boxes is transferred with great care, overlapping the boxes and attaching them so that the cores do not lose their place in their corresponding core-holder box. The person responsible for cutting the core is in charge of receiving the core boxes and validating the related record document, which must be 100% consistent with the material received.

8.2. Core cutting, bagging and labeling

The cores stored in core-holder boxes are cut into halves along the longitudinal axis to obtain half-cylinders of rock. One half-cylinder is reincorporated into the core box, while the other half, or second half-cylinder, is stored in a polyethylene bag together with the other pieces of core that make up the sample, duly labeled and securely closed.

In the case of duplicates, the half making up the sample that will be subjected to analysis is cut again to obtain two quarters of cylinder for further storing in different bags with different sample numbers but making up identical samples. These data are indicated in the record document of “sample cutting and transfer to laboratory”.

After receiving the bags of every sample (duly labeled and closed), batches of samples are arranged in larger burlap bags, with each batch containing 5 samples, to facilitate transportation to the laboratory, arrangement, and monitoring. The batches are numbered consecutively in order to keep track and control of every batch.

Figure 18 Sampling process stages (logging of drill cores, half-cylinder cutting, and bagging)

8.3. Physical preparation of samples

The laboratory engaged for the physical preparation (particle size reduction) of samples was Alex Stewart Argentina (ASA), located in the city of Mendoza. The procedure (P-5 code) involves grinding and homogenization to obtain the final sample of 200 grams of pulp with 95% of the particles <105 µm. These 200-gram samples were transported to the Company’s central laboratory in Portugal in charge of the analytical determinations of the material.

The P-5 code procedure of Alex Steart Argentina (ASA) primarily involves the following 6 stages:

1.	Drying of 100% of the sample at 80-90°C (in case of Hg analysis, at 40°C);

2.	Crush the entire sample in a jaw crusher (primary and secondary crusher) to <#10 (>80%);

3.	Divide (quarter) the sample in a Riffle Splitter to obtain a 1.2kg sample, the remaining 1.2kg corresponds to the gross rejection and is returned to the Company;

4.	Grind 1.2 kg of sample until obtaining 95% at 105 microns (#140 mesh, ASTM);

5.	Obtain M1- intended for analysis (200g);

6.	Obtain M2- rest of the 200g of pulp (M1) to be returned to the Company.

8.4. Reception of samples from the sample physical preparation stage

The Company receives from the laboratory in charge of the physical preparation of samples (ASA) three particle sizes and sends them to different places, namely:

1.	Coarse particles resulting from jaw crushing, excess of 1.2kg (stage 3 of P-5 Code), with final disposition to the Company’s sample inventory;

2.	Pulp whose 95% of material is < 150 microns (stage 5 of P-5 Code) used for the Company’s Central Laboratory, in Lisbon, Portugal for analytical determination of the sample.

3.	Pulp (stage 6 of P-5 Code), excess of 200 grams of pulp for analytical testing; the final disposition of this sample goes to the Company’s sample inventory.

8.5. Laboratory Analysis

The analytical tests on the samples were performed at the Central Laboratory in Lisbon, Portugal and the L’Amalí plant laboratory in Olavarría.

At the Central Laboratory, the determination of loss on fire was conducted by Thermogravimetry (TGA) analysis according to the Company’s rules and regulations defined in “Internal Procedure IOL 105”. The percentage determinations of oxides were for SiO2; Al2O3; Fe2O3; CaO; MgO; SO3; K2O; Na2O; TiO2; P2O5; MnO; and SrO. The chemical analysis was performed by X-Ray Fluorescence (XRF) and according to “Internal Procedure IOL 114 and 115”.

In the 2015 drilling campaign, 92 duplicate samples were collected in order to compare the results obtained at the Central Laboratory, where the percentages of oxides were determined by means of X-ray Fluorescence (Automatic Pressed Limestone Tablets Method), involving pulverization of which 95% is below >106 microns. For limestone analysis, the Nist balls and regrinding procedure was used, and for claystone testing, the regrinding and correction method with clay curves was used. In general, the dispersion ranges of chemical analyses results between the original samples (central laboratory) and their respective duplicates (L’Amalí plant laboratory), tested for the different lithological units, have been very limited. The greatest deviations have been registered in the values of Fe2O3 y Al2O3 and these differences have a logical implication when calculating the cal standard, either in positive or negative dispersion values. However, the dispersion in the values calculated for the cal standard are also within a narrow range of ±5%.

During the pulp preparation operation, Alex Stewart Argentina laboratory randomly added 20 blanks to the batch of samples that were sent for analysis in Portugal. The frequency of blank samples incorporated for control of chemical analyses was one blank for every 80 samples analyzed. The blank inserted corresponds to the routine material used by ASA’s laboratory to control the results during the analysis of samples containing metalliferous elements, such as quartz samples, free of gold and silver.

The silica contents were used as a reference for the dispersion of the amplitude between the maximum and minimum values obtained from the analysis results of total silica in the blanks. The chemical analyses of the 20 blanks interspersed in the samples batch analyzed in the laboratory in Portugal indicate a minimum value of 94.55% SiO2 and a maximum value of 98.95% SiO2. The difference between the extreme values indicates a dispersion of only 4.4%. Regardless of the dispersion in the results obtained in the blank samples, these have met the objective of interrupting the routine chain of analyzing limestone with a low silica content, as reflected in the notable difference in the percentages of silica determined.

Finally, to complete the QA-QC process on a total of 57 samples corresponding to the triplicates of the 2015 campaign drilling, these samples were analyzed in L’Amalí Plant laboratory for comparison with the values obtained from the Central Laboratory in Lisbon.The cal standard value calculation, based on the results obtained from the analysis of the four main oxides by the two laboratories, indicates that most of the results are within a dispersion range of ±10%, which is the same dispersion value detected in other company projects.

8.6. Sample Inventory

The Company has a physical place to store and keep an inventory of the samples taken from the different projects. Different supports are available for storing samples of various formats and quantities, i.e., samples in bags or in core boxes, and samples of small particle sizes and coarse particle sizes.

The sample inventory has iron shelves, tables, and metal racks for keeping core boxes and bagged samples. Shelves, tables, and racks are numbered to link the physical position of the sample with a digital record and location map. This allows keeping an order, making a better use of the physical space, and quickly tracing samples if further analysis and/or inspection is required.

Figure 19 Inventory of samples by particle size and process stage

1. Temporary arrangement of samples for transportation to the Central Laboratory in Lisbon (200g pulp/105micron sample). 2. Sample racks for pulp surplus samples. 3. Coarse reject sample racks after grinding stage. 4. Tables for core boxes.

8.7. QA-QC quality system

From the stage of determining the sections to be sampled to final disposition of samples and related counter samples in the Company’s inventory, different sample monitoring and control record documents have been provided as a result of the number of samples collected and the simultaneous drilling, core cutting, physical sample preparation, analytical tests and sample storage tasks performed by the different company areas and outsourced companies involved. The list below includes the record documents that have been prepared for sample quality control and management purposes.

1.

Printed record document of the sections determined to be sampled, which is prepared at the logging stage for reporting at the cutting stage, where a checklist of the material received is made and approval is granted to continue with the sampling process.

2.

Document recording sample cutting and transportation to the laboratory, where the person in charge of the laboratory receives and validates the samples received for 100% compliance with the record document information.

3.	Service request form, i.e., the service work order from the Company to Alex Stewart Argentina (ASA) for grinding and preparation of pulp for analysis (P-5 Code).

4.	ASA’s control sheet known as “Reception Notice”, reporting the receipt of samples from Olavarría at the laboratory.

5.	Sample transportation control sheet documenting sample transportation to the Central Laboratory in Lisbon, Portugal.

6.	Chemical analysis results report template from the Central Laboratory in Lisbon, Portugal

7.	Chemical analysis results report template from L’Amalí Plant laboratory in Olavarría, Argentina.

8.8. Special studies: Petrology and density

Special petrology and density tests were performed to contribute to the general knowledge about the local lithology and the geological processes acting during the evolution of the carbonate sedimentary basin. To this end, samples were taken for microscopy analysis and mineralogical determinations by means of X-ray Diffraction technique (DRx). Other samples were collected for specific gravity determination purposes, classified by lithological types, and other samples were collected to perform petrochemical determinations.

8.8.1 Petrology

Petrological studies were conducted at Universidad Nacional del Sur (UNS) in the city of Bahía Blanca, Argentina. A total of 20 samples were collected (13 drill cores and 7 hand samples collected from the quarry fronts). The sample selection was intended to be representative of the different main lithological units that make up the sedimentary sequence in the quarry, from chocolate brown claystone (from the quarry floor) to upper red claystone, to gain detailed knowledge of the mineralogy and paragenetic associations.

Samples that stand out for their texture in the quarry, such as breccias, rhythmites and clay that are part of a microdiapyrus, were also sent to UNS for thin section analysis. Microscopic studies were performed using a Nikon Eclipse 50iPOL optical microscope, with a photographic camera. Minerals were recognized and described based on their optical characteristics, mineral sizes were measured, and photomicrographs were taken.

For X-ray diffraction (DRx), the powder method was used with Ringaku Denki Geiger Flex IIIC equipment, graphite monochromator and scanning speed of 4q per minute. Quantitative mineralogy was estimated with Chung’s method and own constants. Claystone samples were previously dried for 24 hours at 80ºC.

8.8.2 Density

Understanding this physical variable is essential to calculate the volume of the material to be stripped, as well as to determine the calcareous reserves of the project. Therefore, this variable has been determined by testing 19 samples of diamond cores and representing the different lithologies and calcareous qualities. The tests were performed at Alex Stewart Argentina’s laboratory and the procedure consists of the following stages:

1.	The sample is dried, a portion of 30 to 50 gr is obtained, and this is weighed to obtain the P1 value;

2.	The sample is then immersed in hot paraffin, allowed to cool, and weighed again to obtain the P2 value;

3.	Subsequently, the sample is immersed in distilled water at room temperature and the sample so immersed in water is weighed to determine the P3 value;

4.	The density value is determined according to the following equation: D=P1/((P2-P3)-(P2-P1))/0.86.

We can conclude from this study that a density of 2.6 t/m3 can be considered for upper claystone and a value of 2.7 t/m3 would be more appropriate for marl. Finally, for productive limestone, including high grade, low grade, and marly limestone, a value of 2.7 to 2.75 t/m3 should be considered.

8.9. Opinion of the Qualified Person on Adequacy of Sample Preparation

The QP´s opinion is that the analytical program and lab provide reasonably accurate data for determining reserves estimates.

9. Data verification

This Chapter shows the data verification activities for the geology, quarry, and cement plant areas.

9.1. Geology and quarry

9.1.1 Data Verification procedure

Loma Negra has an area specialized in the compilation, verification, and standardization of information for the geological database. Its main function is the validation of the data to be used in the estimation of mineral Reserves. For the proper management of the information, internal protocols have been implemented, which are subject to internal audits and are supported by the Datamine software.

9.1.2 Data collection

Data collection applies to exploration activities. For diamond drilling, the process flow for planning and executing drilling, survey methods for reporting drill collars and ddh / verification of the quality of information and recovery process of the core information. In addition, for geological sampling activities, the processes flowsheet, validation and consistency of sample information, sample preparation and testing, density, registration process and digital photographic storage are used.

9.1.3 Management and Validation of Database

The stages for management and validation of database are the recovery, processing and storage of the database, which includes database development process flow, information standardization and integration process, information storage strategy, appropriate database technology, structure and practicality of the database system that allows a fast and flexible access and input of information, and validation of chemical results, which includes the QAQC report.

9.1.4 Tracking Data

Database records and the contractor’s original record were verified for consistency through review and cross-validation among professionals hired to collect and update geological information as well as through direct validation by the Company’s professionals. A digital copy is kept for all the files containing the geological description, along with the spreadsheets detailing laboratory shipments of chemical analyses, and as mentioned above, the drill cores and crushed samples are kept as physical backup. The database is compiled in Excel, including Drill Collars, Survey, Lithology, Assays (samples and tests) spreadsheets.

9.1.5 Validation of Data

Collar, Survey, Lithology, and chemical analysis data were imported and processed with Datamine software.

The results indicated that the database had adequate integrity for Reserves estimation. This software verifies that the data entered from each sample or reported by the external laboratory is correct for input into the geological model.

The team followed the defined processes for information flows to support Reserve estimation. The professionals making the estimates verify and validate the information for consistency. Always in the first instance, the geological model is used as the basis for calculations, and the chemical model can be subsequently used to differentiate the qualities.

9.2. L’Amalí and Olavarría plant

Both plants have a Quality Control and Process area. The objective of these areas is to develop, evaluate and research procedures for the development of products at laboratory level and their scaling up to industrial level. Another objective is to identify other additives that can substitute for clinker: slag, pozzolana, etc., to reduce their environmental footprint and the cost of cement production. This area manages a Quality Control Plan for every stage of the production process.

The Quality Control Plan contemplates the following aspects: customer, person in charge, activities, risks, control methods, monitoring, measurement, analysis, evaluation, and documentary evidence (i.e. PDCA cycle).

9.2.1. Data verification procedures

The XRF/XRD analysis, chemical analysis and physical analysis are made to verify the results of the samples, as part of the Quality Control Plan.

The data resulting from these three types of analysis are recorded and evaluated—to determine whether or not they comply with the technical specifications.

Data verification procedures include internal audits, check lists, statistical tables, reports, validation of data, certificates, interlaboratory test reports and compliance with quality protocols.

9.2.2. Data validation

Through its Quality Control Area participate//The Quality Control Area participates in evaluations with national and international laboratories in order to report reliable data. Quality Control laboratories endorse their analysis methods by participating in interlaboratory analysis programs, which compare the results with other laboratories. The methods of analysis compared are X-ray fluorescence (XRF) and the physical cement tests, which are the methods used to control cement quality. In all the results of these interlaboratory programs, the Company always tries to reach the best results for each test, generating action plans in case of necessity.

9.2.3. Opinion of Qualified Person on Data Adequacy

The QP, as part of Loma Negra’s geologist team, is satisfied with the material, and the verification processes involved, as well as the drill database and the chemical analysis information, and consider them to be reasonably valid. The QP’s opinion is that the data has been analyzed and collected appropriately and reasonably and that the data was adequate for the reserve interpretation and estimation.

10. Mineral processing

10.1. Sampling Program

There are procedures for the preparation, review, issuance and control of test reports associated with cement production.

L’Amalí and Olavarría plants have implemented the ISO 9001:2015 standard; they also have laboratories for evaluating technical aspects in the cement plants and quarry.

For its operations to have a representative sample of raw materials and cement, analysis of the raw materials samples is performed in its laboratories located in both plants. Samples are taken at every stage of the process. A permanent control is carried out with other laboratories to give greater reliability to the results.

An important percentage of Quality Control and Process activities is focused on evaluating different ratios between clinker-mineral additives that provide the best functional characteristics to our products and at the same time to keep balance with the benefits generated for the Company. Whether it is a requirement, or an own initiative oriented to supply any previously identified need, the laboratory tests are developed with the objective to generate an operational benefit to the Company.

10.2. Cement Manufacturing Test Results

The studies conducted in the Quality Control and Process area include reduction of the clinker/cement factor. The clinker/cement factor cements were 0.87 in 2021 (mostly influenced for the OPC cement type production) for L’Amalí plant. In the case of Olavarría plant, the factor in 2021 was 0.63. In the case of both L’Amalí plant and Olavarría plant, due to the characteristics of the process, the rate of metallurgical recovery is 100%.

10.3. Adequacy of the Test Data

The laboratory issues to the operations area test reports following the criteria of international standards ISO 9001 and national standards IRAM 50000. The operations area then evaluates the convenience of industrially implementing the tests and validating what has been reported at laboratory level.

10.4 Opinion of Qualified Person on Adequacy of Test Data

The QP, as part of Loma Negra’s geologist team, is satisfied with the preparation, review, issuance and control of test reports associated with cement production, and considers them to be reasonably valid. The QP’s opinion is that the test data that underlies assumptions about cement production in the associated test reports has been analyzed and collected appropriately and reasonably and is adequate to support the assumptions in this technical report.

11. Mineral Recourses estimates

In line with S-K 1300, at the time of the filing of this TRS, the QP had not made a determination as to the existence of mineral resources, as it is not important to the Company’s business.

12. Mineral Reserves estimates

The geological model was developed and structured using Datamine and Surpac software. The model solids were generated considering the lithology of the deposit based on the geological characteristics and its quality.

Due to the nature of the deposit and its stratified nature and occurrence, the geological model was interpreted with the help of 62 NE-SW sections and 8 NNW-SSE sections, spaced between 65 and 300 meters.

Additionally, in the interpretation with the sectioning, a structural analysis has been considered defining a main E-W fault system whose effect on the terrain has been reflected in the displacement of blocks related to fault.

The geochemical analysis of the samples from the diamond drilling campaigns was performed by the geologists of Loma Negra and contracted company geologists (SMGA – integrated environment services), which has allowed grouping the calcareous stratigraphic sequence into 12 structural domains, establishing the following sequence to be considered in the geological modeling.

The lithological units have been grouped by assigning a code to each, in the mining software, to simplify the modeling. The table shows the lithological units with their respective Geologic Modeling Code and numerical code.

Table 7 Lithologic units of the La Pampita y Entorno quarry geological model

Lithologic Units	Geologic Modeling Code (UG1)	Geologic Modeling Code (UG2)	Numeric Code
OVERBURDEN - LOESS	COB	LOESS	30
OVERBURDEN - CONGLOMERATE	COB	CONG	30
LIMESTONE - BRECCIA	BAC	BX_BAC	30
UPPER CLAYSTONE	ARC_SUP	ARC_SUP	9
MARL	MARGA	MARL	3
LIMESTONE - MARLY LIMESTONE	CALIZA	CAL_MAR	21
LIMESTONE - HIGH GRADE LIMESTONE	CALIZA	CAL_ALTA	11
LIMESTONE - LOW GRADE LIMESTONE	CALIZA	CAL_BAJA	43
LOWER CLAYSTONE	ARC_INF	ARC_INF	5
LOWER SANDSTONE	AREN_INF	AREN_INF	5

The main criteria used for geological modeling are the lithological and quality aspects.

The lithological criteria are based on the macroscopic physical characteristics, such as color, texture, hardness, etc., of the calcareous rocks.

In relation to the quality criteria, the main reference is the content of calcium oxide (CaO) as the main oxide, and of economic interest, as well as the concentration of oxides and secondary elements and/or contaminants were also considered in classifying the type of rocks oriented to the final product. In addition, the Cal Standard is taken as classification parameter in order to have the four major oxides concentrated in one value.

In La Pampita y Entorno quarry, the referential cut-off of the oxides that determine the classification of the final products of calcareous rock is shown in the table.

Table 8 La Pampita material restrictions – Quarry quality targets

		Limestone Mix for circular storage	High Grade Limestone	Low Grade Limestone
CaO (%)	Min.	—	46.4	—
	Max.	—	—	37.0
	Target	—	47.0	25.0
Lime Saturation Factor (LSF)	Min.	110.0	—	—
	Max.	130.0	—	—
	Target	120.0	—	—

The construction of the block model was configured based on the dimensions and spatial distribution of the bodies containing the material of economic interest.

The Table shows the characteristics of the block model (coordinates in Gauss Kruger – Faja 5 – Datum Campo Inchauspe).

Table 9 Characteristics of the block model

	MINIMUM (M)	MAXIMUM (M)	SIZE (M)	NUMBER
X	5,468,303	5,478,723	20	521
Y	5,897,412	5,906,052	20	432
Z	-30	302	4	83

For all the exploration data, a total of 4,883 samples, belonging to 301 diamond drill holes, are used in the modeling database.

The database compiled in Excel is imported into Datamine for visualizing the drill holes in 3D format and interpreting geological sections.

Density

The density data for the estimation of the limestone Reserves of La Pampita y Entorno quarry as of December 2021, were taken from historical data of sampling results carried out in the drilling campaigns, the density varies between 2.7 and 2.75 t/m3. The value used for the estimate was 2.7 t/m3.

Database (Assay sheet)

Based on the database developed to be imported into the modeling software, limestones are classified based on geology and chemical composition. High grade limestones are differentiated by the higher concentration of CaO as compared to marly limestones showing lower values, and the intercalation of claystone strata is evident. Like marly limestones, low grade limestones have lower CaO values and are similar in chemistry terms. Therefore, the estimation within the geological modeling of each type of limestone is conducted individually, and it is separated from the other materials to treat it as a unit without the intervention of another lithology.

The following table shows the classification of limestone based on average quality.

Table 10 Limestone classification

Geological Unit	Marly limestone	High grade limestone	Low grade limestone
LOI	34.81	39.25	34.26
SiO2	15.40	8.43	17.02
Al2O3	2.97	0.90	2.66
Fe2O3	1.43	0.59	1.28
CaO	43.23	49.81	42.84
MgO	0.61	0.26	0.43
SO3	0.09	0.11	0.11
K2O	0.88	0.25	0.88
Na2O	0.06	0.03	0.04
TiO2	0.14	0.05	0.14
P2O5	0.03	0.07	0.06
MnO	0.18	0.07	0.07
SrO	0.02	0.03	0.03
TOTAL	99.84	99.85	99.82
Cl-	0.001	0.002	0.001
F-	0.004	0.012	0.007

Extreme values

Extreme values are those analysis results that are not representative of the unit being studied and are those that are above the mean plus twice the standard deviation.

In the analysis of the extreme values in the laboratory results for the calcareous lithologic units that are being estimated, no deviation has been found, all the results are coherent and representative of the levels to which they correspond. In rare cases, there are some extreme values that have a geological explanation, such as a structure like a fault, fracture filling or erosion/filling.

12.1. Mineral Reserves classification

Loma Negra has a reserve classification guideline or protocol as a reference, which establishes calculation premises and conditions that are to be considered (geological and legal conditions). Such reserve classification establishes that proven reserves (considered R1) must have a useful life of at least 25 years, while proven plus probable reserves (considered R2) must have a useful life of at least 50 years.

Raw material deposits that simultaneously meet the three criteria (geological and chemical knowledge, land control and regulatory compliance) are considered “Proven Reserves,” and

•

correspond to the volume of raw material available within the ultimate mining limit (final pit) or, in the absence of this, up to the lower limit allowed to be exploited (supported by the licensing document);

•	The mining method is technically and economically feasible and complies with local legislation.

“Probable Reserves” are considered raw material deposits that, meeting the first criterion (geological and chemical knowledge), fall into one of the following categories:

•	R2a: Land controlled by the Production Unit, within the licensed area, below the final pit and/or below the lower limit allowed for exploitation;

•	R2b: Land controlled by the Production Unit but outside the licensed area;

•	R2c: Land not controlled by the Production Unit.

Proven Reserves must be limited by exploitation projects that prove the technical and economic feasibility of that potential, and that also meet the legal requirements applicable in each geography.

The technical criteria to be used upon defining the lower limit for calculation purposes may include:

•	Deposit structure;

•	Maximum sampling depth;

•	Ground water level position.

“Potential Reserves” are considered mineral occurrences that do not meet the first criterion (geological and chemical knowledge), and are classified as follows:

•	R3a: There are mining rights and/or land control;

•	R3b: There are no mining rights or land control.

The area corresponding to these reserves must be geographically delimited by a polygon, and there must be minimum geological and chemical evidence indicating its suitability for the process. Mining rights held by third parties cannot be considered as R3 Reserves.

In order to comply with this guideline, the volume of several mining properties, within which properties La Pampita is in operation, has been calculated in conjunction; however, Don Gabino, Los Abriles, and San Alfredo Sur II mining properties are not yet operational. It should be noted that all these mining properties belong to Loma Negra.

Table 11 Reserves classification

RESERVES CLASSIFICATION		RGB CODE	GEOLOGICAL AND CHEMICAL KNOWLEDGE	LAND CONTROL	MINING RIGHTS
Proved	R1	102,255,102	Sufficient	Controlled	Licensed
Probable	R2a	255,255,159	Sufficient	Controlled	Not Licensed[1]
	R2b	255,255,83	Sufficient	Controlled	Not Licensed[2]
	R2c	235,230,0	Sufficient	Not Controlled	Independent
Potential	R3a	255,189,189	Not Sufficient	Independent[3]	Independent[3]
	R3b	255,105,105	Not Sufficient	Not Controlled	Not Licensed

1	Inside Licensed area, below Final Exploitation configuration/Elevation (According to the mining license)
[2]	Outside Licensed area
[3]	Land control or total or partial mining right are sufficient

12.2.	Geological and chemical modeling

Modeling has been conducted for the lithologies of interest, which are limestone from Loma Negra Formation and waste material found above the La Providencia group, using geochemical information from historical drill hole samples (1980-2015), new information from the 2018 campaign, as well as regional and local geological and structural mapping. The 3D geological modeling was developed using Datamine software, where modeling is represented in blocks, each block containing the geological and chemical information represented in space and georeferenced.

Figure 20 Geological Model of La Pampita y Entorno quarry

These blocks represent a size of 20mx20mx4m, with sub-blocking in the lithological contacts. As the dip and structure of the body to be mined is predetermined by major faults, they were used to separate the individual modeling areas, the 12 structural domains, and then all areas were integrated into a single model.

It should be noted that the chemical interpolation was performed for La Pampita mining property for being the quarry under exploitation in the medium term and the one that contains the largest number of drill holes and samples. The estimation was made by interpolation of Inverse Distance at each structural block separately and the interpolation was run for each type of limestone. The general interpolation parameters are included in the following table.

Table 12 Inverse Distance Parameters

ROTATION CONVENTION	Surpac ZXY LRL
ANGLES OF ROTATION
First Axis	240
Second Axis	0
Third Axis	-4
ANISOTROPY FACTORS
Semi_major axis	1
Minor axis	5
OTHER INTERPOLATION PARAMETERS
Max search distance of major axis	1500
Max vertical search distance	50
Maximum number of informing samples	10
Minimum number of informing samples	3

The geological modeling of the limestone deposit of La Pampita quarry has been modeled considering the quality and geological characteristics of the calcareous horizons, such interpretation was made based on the diamond drill holes carried out in the drilling campaigns, the relationship between the information and the geological model is consistent.

For the rest of the mining properties, chemical interpolations will be conducted following the same methodology in such a way as to maintain the format of structural domains and limestone classifications as a basis.

12.3. Reserves Estimation

Estimated reserves have been updated as of December 31, 2021. All estimated reserves meet the requirements of the plants they supply in terms of quantity and quality.

The table shows the quantity of Reserves and the average values of their quality.

Table 13 Reserves Categorization at La Pampita y Entorno quarry

RESERVES	MILLIONS OF TONNES	SIO2	Fe2O3	Al2O3	CaO	STC
PROVEN	591.4	11.29	1.57	0.86	47.38	139.11
PROBABLE	35.3
TOTALS	626.7	11.29	1.57	0.86	47.38	139.11

The total estimated Mineral Reserves in La Pampita y Entorno quarry are 626.7 M tonnes, which are detailed in Table 35 in their different categories.

In the periodic update of the Reserves of the La Pampita y Entorno quarry, the Reserves produced within the update of the Reserves models are taken into account, along with any new “modifying factors” or the change and entry of any new information if it had been generated.

The Reserves estimated in the deposit present as the main variable, the calcium oxide (CaO) content. It is a stable variable in the deposit, which develops in specific ranges depending on the lithological domain and are characterized according to the strata or horizons as they were deposited, with varying degrees of concentration.

Based on the geological model, two open pits were designed for the estimation of reserves, within which the Proven Reserves are located. These open pits were developed considering plant production and the sustainability of the mining reserves.

The Reserves calculated for the quarry consider the risk factors and modifying factors within which the quality factors are considered as the most sensitive ones that by their nature can affect the Reserves. Although the main oxides making up the Cal Standard formula are always considered, the other oxides, as well as some minor elements that could affect the process, have also been analyzed and estimated. Reported reserves have sufficient chemical information to consider that no element has been identified so far that could substantially affect the process and generate a significant reduction in estimated reserves.

In the process of calculating Reserves, and in the quarry, production plans, these variables have been adequately considered in the mining plan, properly sequenced, and with blending processes.

12.3.1 Cut-off

For the determination of Reserves, the costs of extraction, transportation, cement processing and cement dispatch were considered. The main factor for the determination of Reserves is quality. The La Pampita y Entorno quarry is a sedimentary deposit, the Reserves estimation model has considered the group of mining properties as a unit and has primarily differentiated between useful material (limestone) and waste material for use based on plant requirements as raw materials in the processes.

12.3.2 Reasonable Prospects of Economic Extraction

The mineral reserves evaluation has considered other modifying factors such as limestone production costs, cement sales prices, environmental and social viability at our operations. The price assumed for the mineral reserves evaluation is a price of 93 US dollars per ton of cement, averaged over a 63-year projection for the life of the quarry, at nominal values.

Although the Reserves study considers different limestone horizons, it is necessary to further the geological knowledge of the quarry associated to the presence of waste and structures that could affect the limestone.

From the environmental and social point of view, Loma Negra has been developing activities in Argentina for more than 90 years and is recognized as company with a high reputation. Therefore, is expected that the environmental and social viability will continue.

It is always necessary to deepen geological studies in the areas furthest away from the current open pit to increase the degree of knowledge about the deposit as a whole.

The information that supports the estimation of the quarry’s Reserves is consistent, which allows obtaining a robust model.

12.3.3 Run of Mine (ROM) determination criteria

ROM is all material produced in the quarry that complies with the specifications and will be sent to the plant for cement production. In the case of La Pampita y Entorno, 80% of marly limestone is considered useful, given the sedimentation with intercalations of Cerro Negro geological formation where there is a transition from claystone to marl and from marl to limestone. This latter contact causes the quality of limestone to decrease and generates some operational complications. Therefore, the loss is estimated at 20% for marly limestone.

12.4. Qualified Person’s Opinion

Loma Negra has successfully mined this resource for many years using the same methods that are projected into the future. Significant increases in the cost of mining coupled with large decreases in the selling price of cement would be required to make mining uneconomic. Historically, Loma Negra has been able to increase sales prices in line with cost increases. Furthermore, even though limestone is the primary raw material in the cement production process, the operating costs of the quarry represents less than 10% of L’Amalí’s cement operating costs.

13. Mining methods

Production from La Pampita quarry is under the charge of Loma Negra’s own personnel and two contractors: MINERAR SA and TRANSSUELO SA.

13.1. Mining Methods and Equipment

The mining method is open pit mining, which consists of mining in a series of benches with pit expansion possible both vertically and laterally. At the quarry generally proceeds top-down with a height of 10 meters. The materials are loaded by loaders and transported to the primary crusher or waste dump by dump trucks.

La Pampita has two primary ThyssenKrupp crushers, one sends limestone to L’Amalí plant through conveyor belts for further storage in two preheaters. On the other hand, the second primary crusher sends material to the lime factory or to the secondary crusher.

Figure 21 La Pampita quarry mining sequence

The mining of limestone and waste at La Pampita quarry includes the following unit operations:

Drilling

Drilling is mainly done with three hydraulic drills, with drilling diameter of 5”. The work is done in two 12-hour shifts, preferably during daytime hours, from 6 a.m. to 2 p.m. and from 2 p.m. to 10 p.m.

Blasting

The Blasting fragments the rock to a suitable size for efficient loading, hauling and crushing operations. Pumpable emulsion started with a booster and slow burning wick is used. The average explosive consumption is 140 g/t.

Loading and hauling

After blasting, the Quality Control staff delimits the zones according to the results of blast hole sampling to define the material destinations. The excavators then load the material into the trucks, which transport it to the assigned destination (waste dump or crusher).

Crushing

The purpose of crushing is to reduce the size of the rock as a result of blasting to the size required by the plant. The quarry has 2 primary crushers and 1 secondary crusher:

Primary Crushers 1:

Primary crusher is used to reduce the limestone to sizes less than 100 mm. at an average crushing rate of 900 tons per hour, the production of this equipment is mainly sent to Olavarría Plant as raw material for the lime kiln.

Primary Crushers 2:

Primary crusher is used to reduce the limestone to sizes less than 100 mm. at an average crushing rate of 2200 tons per hour. The crushed material is sent to L’Amalí plant as raw material for clinker kilns and also as additive for the vertical cement mill.

Secondary Crusher:

The secondary crusher reduces limestone sizes further to less than 25 mm at an average of 900 tons per hour.

The main equipment used to carry out mining activities at La Pampita quarry.

Table 14 Equipment of La Pampita quarry

MINERAR S.A.

DESCRIPTION	BRAND	MODEL	YEAR	CAPACITY
Lubrication Truck	Ford	4000	2016
Water Sprinkler Truck	Ford	Cargo 2632/41 6x4	2017	11 m³
Hydraulic Truck Crane	IVECO	Daily 70C17 HD	2017	2.5 Ton.
Fuel Truck	Ford	3129/34 6x4	2017
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	CATERPILLAR	773 D	2001	34.1 m³
Dumper	KOMATSU	HD605-7E0	2014	40 m³
Dumper	KOMATSU	HD605-7E0	2015	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	KOMATSU	HD785-7E0	2018	40 m³
Dumper	CATERPILLAR	773E	2005
Backhoe	KOMATSU	PC2000-8	2018	12 m³
Backhoe	KOMATSU	PC2000-8	2018	14 m³
Front Loader	CATERPILLAR	990 Series II	2001	8.4 m³
Front Loader	CATERPILLAR	990 Series II	2001	8.4 m³
Front Loader	CATERPILLAR	990 H	2007	8.4 m³
Front Loader	CATERPILLAR	966
Front Loader	CATERPILLAR	990 H	2013	8.4 m³
Front Loader	CATERPILLAR	990 K	2015
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2007	850 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2007	850 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2008	850 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2011	850 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2011	851 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2012	850 Kg
Pick-Up	Toyota	Hilux 4x4 DX 2.5TDI	2012	850 Kg
Pick-Up	Toyota	Hilux 4x2 DC DX 2.5TDI	2015	850 Kg
Pick-Up	Toyota	Hilux 4x4 DC DX 2,5TDI	2015	850 Kg
Pick-Up	Toyota	Hilux 4x4 DC DX 2.5TDI	2017	850 Kg
Pick-Up	Toyota	Hilux 4x4 DC DX 2.5TDI	2020	850 Kg
Pick-Up	Toyota	Hilux 4x2 DC DX 2.5TDI	2017	850 Kg
Drill	Atlas Copco	Roc L8-25		5”

Drill	Atlas Copco	Roc L8-25	2013	5”
Drill	Atlas Copco	Flexiroc D60-10SF	2017	5”
Articulated Dump Truck	KOMATSU	HM400	2015	40 Ton
Articulated Dump Truck	KOMATSU	HM400	2015	40 Ton
Articulated Dump Truck	KOMATSU	HM400	2015	40 Ton
Light Tower	AMIDA	AL4000-4MH		6 kW
Light Tower	AMIDA	AL4060-4MH		6 kW
Diesel Welder	Lincoln	Commander 500		33 kw
Light Tower	TEREX	AL4060-4MH	2010	6 kW
Light Tower	TEREX	AL4060-4MH	2010	6 kW
Light Tower	Light Tower	VT8	2015	6 kW
Bulldozer	KOMATSU	D85EX-15E0	2014
Bulldozer	KOMATSU	D155AX-6	2018
Forklift	HELI	h2000 45T	2010	4.5 Ton
Motor Grader	CATERPILLAR	16H	2005
Wheel Dozer	CATERPILLAR	824H	2007
Wheel Loader	CATERPILLAR	980C

MINERAR equipment is used along with TRANSUELO equipment, which only performs the tasks of stripping rippable waste material (i.e., no blasting is required). The equipment includes:

-	1 pick-up truck
-	2 backhoes Hyundai 520 lc9 de 3.2 m3
-	1 backhoe Hyundai de 850lc9 de 4 m3
-	8 dump trucks with 15m3 box.

13.2. Geotechnical aspects

Loma Negra prepared a geomechanical study in 2020 to evaluate the characteristics of La Pampita quarry’s mining areas. In general terms, based on an overall analysis, the report states that the open pit is stable in all its sectors and that quarry safety factors have been calculated above the minimum safety factor requirement. The areas identified in the report with safety factors falling below general safety factors in terms of structure or type of material have already been evaluated and conditioned. Therefore, geometric parameters for exploitation planning in general remain the same across the entire quarry, with a bench angle of 45° for loose material such as loess and conglomerates and 75° for rock materials such as claystone and limestone, considering the particularities stated in the report and the fault zones identified.

13.3. Hydrogeological aspects

As mentioned in Chapter 7 of the hydrogeological study conducted by HIDROAR S.A. and based on the hydrogeological interpretation, basin morphology, lithology, piezometric levels, recharge and discharge zones.

Water input to the open pit is important for exploitation planning purposes in order to estimate the area and depth of the water reservoir, where the extraction pumps are placed.

13.4. Other Mine Design and Planning Parameters

The limestone production achieved as of December 2021 is 5,674,361 tonnes and 3,165,074 cubic meters of waste rock was removed, which gives a stripping ratio (waste rock/limestone) of 1.5. Based on the plant requirements and the projection futures, the pit design parameters for La Pampita y Entorno quarry are presented in Table 15-1.

Table 15-1 Summary of La Pampita y Entorno quarry design parameters

Description	Value
Bench height	variable between 10 and 15 meters
Bench slope angle	variable between 45° (sediments) and 75° (rocks)
Safety bench	5 meters
Operational safety bench	30 meters
Ramp gradient	8/10%
Width of ramps	24 meters

13.5. Annual Production Rate

Considering that the new production line is already underway and supplements the two existing lines, the final open pit design includes exploitation of 7.8 million tonnes of limestone, for which 4.5 million cubic meters of waste rock will be removed depending on kiln operating plans.

Figure 22 La Pampita y Entorno quarry final open pit

13.6. Life of Mine

A life of mine (“LOM”) of 134 years has been calculated for the quarry, based on the exploitation of the last five years (average 4.69 million tonnes per year). Considering the maximum capacity of the three plants supplied by the quarry (9.39 million tonnes per year), LOM would be 63 years.

13.7. Staff

Loma Negra personnel conducts its operations at La Pampita quarry with its own staff and contractors; including 19 employees and 113 outsourced staff from both contractors.

13.8. Probable Reserves outside the area of La Pampita y Entorno.

Cerro Soltero I and II, and El Cerro are outside the mining properties evaluated as La Pampita y Entorno. They belong to the Company and have been evaluated based on drill hole data from 1978. Geological modeling has been conducted for these properties, separating the main lithologies: overburden, upper claystone, limestone, and lower claystone; and chemical tests for CaCO3 have also been conducted.

Figure 23 Mining properties outside La Pampita y Entorno

Geological modeling was conducted on Datamine in 2013, and according to Loma Negra’s internal classification code, they would classify as probable reserves. Counter samples from drill holes should be reanalyzed to obtain complete chemical information in order to remodel the deposits geochemically in the future.

Table 16 Evaluated Probable Reserves

Mining Property	Millions of tonnes
Cerro Soltero I	53.5
Cerro Soltero II	111.6
El Cerro	37.6
TOTAL	202.7

14. Processing and Recovery Methods

Cement and Lime manufacturing description

14.1. Process plant

Cement production involves the following stages:

Receiving raw materials: the limestone is produced from La Pampita quarry, as described in Chapter 13. The other raw materials are obtained from third party companies.

Grinding and homogenization: once the limestone is received at the plant, it is mixed with other raw materials. The mixture must comply with quality standards to be sent to a storage silo from where it is fed to the preheater of the clinker kilns.

Clinkerization: the raw meal is heated at a temperature of approximately 1,450 Celsius degrees in rotary kilns whose product is clinker. The clinker is then cooled at a temperature of approximately 150 Celsius degrees and is stored in silos or in an open-air yard. The production of clinker is used for local production of cement and part of it is sent to other grinding facilities of the Company.

Cement grinding: after being cooled, the clinker, together with the additives, is fed into a mill to obtain a fine powder called cement.

Storage in silos: after passing through the mills, the cement is transferred and stored in concrete silos to preserve its quality until packing/distribution.

Packaging, loading and transportation: the cement is transported to the packing area to be packed into bags and then loaded to trucks operated by third parties for distribution. Cement is also bulk loaded and distributed by truck and train.

Lime production involves the following stages:

Receiving raw materials: the limestone is produced from La Pampita quarry, as described in Chapter 13.

Calcining: limestone is heated at a temperature of approximately 1000 Celsius degrees in a rotary kiln whose product is quicklime.

Hydration: after being cooled, quicklime is fed to hydrators where water is added to convert it into hydrated lime.

Grinding: Hydrated lime is then grinded in ball mills to achieve the fineness needed for the final product.

Storage in silos: after passing through the mill, hydrated lime is transferred and stored in concrete silos to preserve its quality until packing.

Packaging, loading and transportation: the cement is transported to the packing area to be packed into bags and then loaded to the trucks operated by third parties for distribution

14.2. Raw materials for cement production

At L’Amalí plant and Olavarría plant, the following raw materials and additives are used in the production of cement.

Raw materials/Additives

•	Limestone: a material composed mostly of calcium carbonate, is used as raw material and, also, as additive in the production of cement and lime.

•	Iron ore materials: material composed mainly of iron oxide (Fe2O3).

•	Clays: material used as a source of SiO2 and Al2O3.

•	Natural Pozzolan: materials containing silica and/or alumina.

•	Gypsum: material composed of calcium sulfate hydrates. When gypsum is mixed with clinker, it allows for better control of the setting time when the cement initiates the hydration reactions.

Fuels

•	Natural Gas: methane, used as fuel for combustion in the rotary kiln.

•	Petcoke: a solid, black or dark brown mineral that contains essentially carbon, as well as small amounts of hydrogen, oxygen and nitrogen. Used as fuel for the combustion of the rotary kiln.

14.3. Flow sheet

Next figure shows the flow sheet for the cement production at L’Amalí and Olavarría Plant:

Figure 24 L’Amalí and Olavarría plants process block diagram

Next figure shows the flow sheet for lime production at Olavarría Plant:

Figure 25 Olavarría plant process block diagram for lime production

14.4. Main equipment

Table below shows the design and production capacities for clinker and cement in L’Amalí Plant:

Table 17 Main equipment in L’Amalí plant

Equipment	Product	Capacity of Production	Unit
Kiln 1 Kiln 2*	Clinker	5,959 5,800	Tonnes per day
Raw Mill 1 Raw Mill 2* Cement Mill 1 Cement Mill 2 Cement Mill 3*	Raw Meal Raw Meal OPC Cement OPC Cement PCC Cement	493 470 133 130 500	Tonnes per hour
Packing system 1* Packing system 2*	Cement	4,800 4,800	Bags per hour

*	Equipment included in Line 2, which start up began during 2021.

Table below shows the design and production capacities for clinker, lime and cement in Olavarría Plant:

Table 18 Main equipment in Olavarría plant

Equipment	Product	Capacity of production	Unit
Kiln 7 Kiln 6	Clinker Lime	3,135 1,110	Tonnes per day
Raw Mill 1 Raw Mill 2 Cement Mill 2 Cement Mill 3	Raw Meal Raw Meal Masonry Cement PCC Cement	182 75 55 143	Tonnes per hour
Packing system 3 Packing system 4 Packing system 5	Cement Lime Lime	2,800 2,760 2,600	Bags per hour

14.5. Material balance cement and lime plants

The following section presents information on the material balance at L’Amalí plant for cement production.

14.5.1 Material balance

L’Amalí Plant

The following tables show the balance of raw meal production, the material balance of clinker production, considering the use of limestone obtained from the quarry, iron ore, clays and gypsum as part of the raw material for the production of clinker. The last table shows the balance for cement production considering the additives used for the mixture with clinker and consequently, cement production.

Table 19 Balance for L’Amalí Plant raw meal production 2021

Raw material	Annual quantity (tonnes/year)	Dosage
Limestone	3,809,178	95.08%
Iron ore materials/clays	173,178	4.32%
Others	23,917	0.60%

Table 20 Balance for L’Amalí Plant clinker production 2021

Raw Material	Annual quantity (tonnes/year)
Raw Meal	4,006,272
Clinker	2,566,738

*	Part of the clinker production is sent to other grinding facilities of the Company.

Table 21 Balance for L’Amalí Plant cement production 2021

Raw Material	Annual quantity (tonnes/year)	Dosage
Clinker	1,867,060	87.62
Additives	263,724	12.37
Cement	2,130,784	100%

*	The amount of limestone used as an additive was 127,255 in 2021.

Olavarría Plant

The following tables show the balance of raw meal production, the material balance of clinker production, considering the use of limestone obtained from the quarry, iron ore, clays and gypsum as part of the raw material for the production of clinker. Final tables show the balance for cement production considering the additives used for the mixture with clinker and consequently, cement production, and the balance for lime production.

Table 22 Balance for Olavarría Plant raw meal production 2021

Raw material	Annual quantity (tonnes/year)	Dosage
Limestone	760,818	93.7%
Iron ore materials/clays	50,834	6.3%

Table 23 Balance for Olavarría Plant clinker production 2021

Raw Material	Annual quantity (tonnes/year)
Raw Meal	811,652
Clinker	528,530

Table 24 Balance for Olavarría Plant cement production 2021

Raw Material	Annual quantity (tonnes/year)	Dosage
Clinker	716,111	62.5%
Additives	429,586	37.5%
Cement	1,145,697	100%

*	The amount of limestone used as an additive was 323,858.

Table 25 Balance for Olavarría Plant lime production 2021

Raw material	Annual quantity (tonnes/year)
Limestone	524,212
Lime	346,054

15. Infrastructure plant and quarry

15.1. Water consumption

L’Amalí plant and Olavarría have water treatment plants for cooling systems. Cooling water is used in clinker/lime and cement grinding processes. It is also used to irrigate green areas and accesses. Water supply at the plants is provided by water recovered from the quarry, and also by groundwater wells.

15.2. Electric power and fuel consumption

Both plants have electrical substations, electricity is supplied by the national grid. Electricity is supplied by the national grid and there is a contract with Cammesa, which supplies energy through 132 KV transmission lines.

Both plants are supplied with fuel by a contractor and have fuel tanks for regular vehicle fueling.

15.3. Maintenance Plan

Loma Negra has implemented a preventive and corrective maintenance plan with the purpose of not interrupting cement production. It maintains the operational efficiency to control costs and operating margins.

15.4. Staff

Loma Negra’s personnel develops its operations at L’Amalí and Olavarría plant using both employees and contractors.

15.5. Infrastructure La Pampita quarry

In the quarry, electrical energy is supplied through a 33 Kv line coming from the Plant, and the Plant is externally fed by a 132 KV line. There are 7 electrical substations in the quarry.

The fuel used for operational purposes is supplied to the contractor by a contractor’s subcontractor.

The water extracted from the quarry is used for irrigation, dust suppression sprinkler systems in crushers and belts, quarry services (buildings and restrooms) and water supply to 100% of the plant.

The La Pampita quarry has the following waste dump:

Waste dump 5 has a maximum elevation of 255 masl and is vegetated for the most part.

Waste dump 7 has a maximum elevation of 261 masl, is mainly composed of loess and conglomerate, and is in the process of joining waste dump 5.

The central waste dump has a maximum elevation of 234 masl, is primarily composed of upper claystone, marl and part of low-quality marly limestone, and is partially vegetated; a new observation point for the quarry is being built on it.

Waste dump 1 has been the first waste rock deposit since quarry opening and has been vegetated.

Figure 25 Waste Dumps and infrastructure

16. Market Studies

16.1. Market Outlook and Forecast

Demand for limestone produced at the La Pampita y Entorno quarry is exclusively for Loma Negra’s cement production facilities, which primarily serves the Buenos Aires and Central market area.

Demand for limestone for the Loma Negra´s cement operations next to the quarry has averaged approximately 4.7 million tons per year over the previous five years.

Our cement plants generally serve the geographic regions in which they are located, and the L’Amalí and Olavarría Plants are located near the principal centers of cement consumption in the country. The table below shows the total market sales in each of Argentina’s regions as a percentage of total volume sold in Argentina in 2021.

Table 26 Sales of Cement in Argentina in 2021

Region	Sales	Cumulative Sales

	(in percentages %)
Buenos Aires	41	41
Center	24	65
Northwest	11	76
Northeast	9	85
Cuyo	8	93
Patagonia	7	100

Source: Loma Negra

Cement consumption is highly correlated to construction levels. Demand for our cement products depends, in large part, on residential and commercial construction and infrastructure developments. Residential and commercial construction, in turn, is highly correlated to prevailing economic conditions. Cement dispatches for the past five years averaged 11.4 million tons.

Table 27 Annual Industry Cement Dispatches for the last 5 years

Year	Annual Industry Dispatches (tonnes/year)
2017	12,203,137
2018	11,892,858
2019	11,103,556
2020	9,872,997
2021	12,125,405

Source: Argentine Chamber of Cement Producers (AFCP)

Cement prices are strongly correlated with inflation and the variation in the exchange rate between the Argentine peso and the US dollar, as reflected by historical data for the five years.

Figure 26 Cement Price, CPI and Ps./US$ variations

*	INDEC: Nation
**	YoY variation of Loma Negra’s Net Revenue of cement, masonry and lime/Sales Volume of Cement, masonry and lime
***	Variation of the average exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars

Source: INDEC, BCRA and the Company

16.2.	Material Contracts

The La Pampita y Entorno quarry exclusively provides limestone to Loma Negra’s cement and lime production facilities. There are no material contracts with outside purchasers.

17. Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

Our active mining operations located in Buenos Aires are located outside of natural protection areas (APN), whether they are provincial or national nature reserves, places of valuable biodiversity, archaeological heritage, scenic beauty, wildlife refuges, or natural monuments.

To carry out our extractive activity, we develop sustainable management and continuous improvement in our quarry, with the implementation of rehabilitation plans aligned with the closure plan in the current exploitation sites.

As part of the Loma Negra Environmental Sustainability Management Plan, the Company has begun to assess the value of biodiversity at each site where we operate and outline actions for each mining operation. In this way, an alliance was made with EySA—Estudios y Servicios Ambientales, with the objective of carrying out an exhaustive study of the management of Impacts on Biodiversity in our L’Amalí Plant, located in the town of Olavarría, Province of Buenos Aires, this being the Company’s main plant.

The most relevant negative impact is the opening of new work fronts within the already existing pit, in terms of positive impacts, the edaphic separation of the dumps for better revegetation, and the development of forest curtains stand out, in the latter case, not only the natural environment is included, but the purchase of tree specimens in nurseries in the town of Olavarría benefits the local economy.

The development of forest curtains began in 2010, with a landscape criterion, in the north and northwest sector of the quarry, which is 550 m long, covering an area of 20,000 m2. It is in optimal conditions of adaptation and growth, having a direct positive impact since it generates new refuges for the species of the place, especially for the avifauna.

The use of fertile soil in the dump area is characterized by spontaneous regeneration and gradually applied anthropic actions, wild and autochthonous herbaceous species have been recovered.

Loma Negra maintains the prohibition of hunting and fishing within the premises of the establishment and has permanent surveillance in the area.

17.1. Environmental Studies and Permitting Requirements

Prior to the start of a project and during its development, we carry out environmental impact studies through specialized consultants, approved by the competent provincial authorities, and in full accordance with current legal regulations on the matter.

Exploration Programs

With 3D modeling systems applied to our deposits, we obtain a better knowledge of the mineral resource and optimize extractive tasks. Our short, medium and long-term exploitation plans involve activities with the least possible potential risks to avoid or minimize the impact, in compliance with local legislation and in line with international best practices.

The provisions on environmental protection for mining activity in Argentina are contained in the Mining Code, and the environmental impact assessment procedure, in the Province of Buenos Aires, where our main quarry is located, is regulated by Decree No. 968/ 97 and the technical specifications established in art. 1 of Provision 16/10, applicable by virtue of the provisions of Provision No. 21/10 of the Mining Authority. Derived from this, the Quarry Environmental Impact Declaration is obtained.

On the other hand, other environmental permits such as emissions and air quality, waste, water and effluents, are managed in a unified way, Industrial Plant and Quarry, since they make up an integrated activity, governed by the regulations of the Ministry of Environment and the Authority of the Water of the Province of Buenos Aires, respectively.

In the table below we detail the information regarding the environmental permits associated with the La Pampita y Entorno quarry and the L’Amalí Plant production facility.

Table 28 Environmental Permits

Environmental Permit	Purpose	Issuer	Issue Date	Expiration Date	Status
DIA—Environmental Impact Statement	Environmental impact	Undersecretariat of Mining	01/03/19	18/07/21	Under Renewal (within term)
LEGA—License for Gaseous Atmospheric Emissions	Emissions and Air Quality	Ministry of Environment	26/10/17	27/12/19	Under Renewal (within term)
PERH—Water Resource Exploitation Permit	Water	Water Authority	26/09/18	26/09/22	In place, active
PADEL—Liquid Effluent Discharge Permit	Effluents	Water Authority	16/03/19	16/09/23	In place, active
CGRE—Special Waste Generator Certificate	Waste	Ministry of Environment	27/10/21	27/10/22	In place, active

17.2. Water Management and Site Monitoring

The water used within the scope of the quarry, the water comes from different sources, although its origin is generally meteoric: precipitated water directly during the rains, imported surface runoff water, sub-surface or local groundwater (springs that run off inside the quarry), water from the lower aquifers of secondary porosity.

The water accumulated inside the quarry is pumped. Of the total water extracted from the reservoir, the majority is returned to the natural course (stream), a smaller part is pumped to the plant to be used in the industrial process and a minimal part is used for irrigation and “superkon”, used for control and minimization of particulate matter.

The extracted water is measured, reported and we have respective management indicators. Likewise, during the annual period, we carry out environmental monitoring campaigns in the quarries and their results are analyzed by experts from each productive unit, providing treatment to eventual deviations that could be registered.

17.3. Post-Mining Land Use and Reclamation

Although Argentine regulations stipulate that there must be a cessation and abandonment plan, its content is not specifically regulated and in the Province of Buenos Aires it is required as part of the Environmental Impact Report of the quarry, which are presented accordingly by Loma Negra.

Likewise, and going beyond the legislation, internal guidelines for rehabilitation/remediation and closure and post-closure activities of active quarries have been established in the short, medium and long term, in alliance with the SMGA Consultant (Mining Services and Environmental Management) and an interdisciplinary team that approached the service comprehensively.

17.4. Local or Community Engagement and Agreements

Regarding the relationship with our stakeholders, for several years, we have implemented the Puertas Abiertas Program (Open Doors Program), together with the Cement Facilitys staff and the Corporate Affairs Area, as a relationship mechanism with the communities in which we operate, promoting an open and transparent dialogue, and the possibility of learning about our operations through visits to the facilities by the community.

Also, as part of the environmental management system, at each floor we have channels for receiving inquiries, comments, claims or suggestions from neighbors.

We have also provided some introductory training on sustainability to our clients, and we have an approval and certification system for our suppliers considering aspects of Safety, Health and the Environment, with which we promote good practices and environmental sustainability standards in our value chain.

Finally, it is important to highlight that the Loma Negra Foundation carries out multiple programs aimed at community and local development in the communities where we operate.

17.5. Opinion of the Qualified Person on Environmental Governance

Argentina, and specifically the Province of Buenos Aires, where our main cement production plant is located with its corresponding supply quarry, has profuse environmental regulation that regulates the different axes of the activity, requiring rigorous controls from mining operators for the granting of environmental permits for the development of their activities.

From our purpose, values, principles and Integrated Management Policy, the main guidelines of our environmental management emerge: the reduction of the carbon footprint as a transversal and systemic axis of action, which drives our work to promote the circular economy, diversification of our energy matrix, and the adoption of the best practices in the industry, such as the efficient use of inputs and raw materials, energy recovery and waste material (our own and from other industries), the management of greenhouse gas emissions, and the sustainable management of water, quarries and natural environments.

Regarding legal requirements, we have a system for identifying, updating, and evaluating environmental requirements, which is managed through an online system in all our plants and business units. In addition, we have a registration and monitoring system for environmental inspections, notifications and presentations, where they are managed the requirements of the enforcement authorities in environmental matters, including eventual fines and sanctions, and where the presentations made by the Company certifying due compliance are also recorded.

In terms of quarry management, annual internal workshops are held, where our collaborators are trained and updated with external professionals and specialists in the field. We also hold presentations from time to time at national congresses and international events to disseminate our activities in remediation, mitigation and good practices.

For its part, the reserves are also evaluated based on the design of the exploitation, the operational and quality parameters and the current environmental regulations.

Through our team of corporate Raw Materials, Geology and raw materials units of each plant, technical-mining aspects are managed in the exploitation areas, while professionals from the Safety, Health and Environment area complement their contribution on issues of the conservation and preservation of the environment, with work on interdisciplinary teams to address the issue. In the opinion of the QP, there are no current or pending issues in environmental governance.

18. Capital and Operations Costs

This section presents the operating costs of La Pampita y Entorno quarry for the production of limestone, the primary raw material used in cement production at L’Amalí plant and lime production at Olavarría plant. Even though limestone is the primary raw material, the operating costs represents less than 10% of L’Amalí’s cement operating costs, wich is the primary product. L’Amalí plant is an on-going operation and is the main production facility of Loma Negra.

As the limestone extracted from the quarry is exclusively used in Loma Negra’s cement and lime production process, the section also exhibits the plant’s operating costs, for the whole industrial process, from the reception of raw material to its conversion to the final product (cement or lime). Cost forecast is mainly based on actual historical costs.

Considering that the quarry production and cement plants will continue in the same geological deposit and using the same mining and industrial methods, there is limited risk associated with the estimation methods used for capital and production costs. An assessment of accuracy of estimation methods is reflected in the sensitivity analysis in Section 19. Forecasted capital and operating costs are estimated to an accuracy of +/- 25% with a contingency of 5%.

Similarly, this section reports the detail of the capital investments made in the quarry and plant and the forecasted plan of assets required to sustain all the activities in the quarry and plant to assure the supply of limestone to support forecasted cement and lime production at L’Amalí plant and Olavarría plant.

18.1. Capital Costs

Table 29 Capital Costs of La Pampita y Entorno quarry and L’Amalí and Olavarría plant

Capital Cost Estimate	Cost (US$)
Maintenance of Operations per ton	3.0
Overburden Stripping Cost per ton	3.5

The Company´s investment plan does not consider any unusual or expansion activity in the near future, as L’Amalí Plant recently went through an important capacity expansion. The sole plan is to perform the necessary replacement for quarry support and the maintenance of operations in the plant. The investments are kept at levels similar to those registered throughout the last years (without considering expansion capex).

18.2. Operating Costs

Table 30 Operating Costs of La Pampita y Entorno quarry and L’Amalí and Olavarría plant

Operating Cost Estimate	Cost (US$)
Quarry Operating Cost	4.2
Cement Plant Operating Cost	42.1

Being an ongoing operation, actual historical costs are the primary basis of information to estimate forecasted costs. These actual costs in some cases are maintained, and in other cases are appropriately adjusted to account for factors specific to the quarry operation, conditions and obligations stipulated in contracts, and other macroeconomic factors that could have an indirect impact on future operating costs, such as inflation and devaluation of the local currency against the US dollar.

19. Economic Analysis

19.1. Key Parameters and Assumptions

The discount rate used in the economic analysis is 13.43%. This rate was used for Loma Negra’s annual impairments tests as stated in the Company’s last financial statements.

The income tax was estimated using de applicable rate of 35%.

The revenue was estimated considering a stable production of cement in L’Amalí and lime in Olavarría, reaching 4.2 million tons in 2024. Considering that, as L’Amalí is the more efficient facility of Loma Negra, the Company will always prioritize the production in this cement plant. Price was estimated considering historical figures and forecasted following the estimated inflation, obtaining an average of US$93 per tonne. For this analysis, forecasted inflation is equal to Argentinian Pesos (“Ps.”) devaluation against United States Dollar (“US$”).

Costs estimations were made using historical figures, adjusted to account for different factors as mentioned in section 18.2.

100% of the limestone received in the plants is used in the process of cement or lime production. The metallurgical recovery is 100%.

19.2. Economic Viability

Loma Negra has positive cash flow and La Pampita y Entorno quarry does not require a significant capital expenditure in the near future, therefore, payback and return on investment calculations are irrelevant. NPV was calculated using L’Amalí´s and Olavarría’s figures as the limestone obteind in La Pampita y Entorno quarry is exclusively used in the production of cement and lime. The NPV is US$597 million. The forecast horizon is considered to be consistent with the quarry’s life (63 years), which is calculated based on the total declared Reserves and the maximum annual production of the quarry.

Table 31 Cash Flow of La Pampita y Entorno quarry, L’Amalí plant and Olavarría plant

Cash Flow (US$ million)	2022e	2023e	2024e	2025e	2026e	2027e	2028e	2029e	2030e	2031e	2032e	2033e	2034e	2035e	2036e	2037e	2038e	2039e	2040e	2041e	2042e
Limestone Mined used Tonnes (million)	5.6	5.7	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9

Cement Tonnes (million)	4.0	4.1	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2
Revenue	406	402	407	403	399	395	391	387	387	387	387	387	387	387	387	387	387	387	387	387	387

Operating Costs (-)	223	218	221	220	220	220	221	222	223	224	226	227	228	229	229	229	230	230	230	230	230
SG&A (-)	17	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16
EBITDA	180	178	179	175	171	167	163	159	159	159	159	159	159	159	159	159	159	159	159	159	159
D&A (-)	14	10	9	8	7	7	8	9	10	12	13	14	15	16	16	17	17	17	17	17	17
Taxable Income	166	168	170	167	164	159	155	150	149	147	146	145	144	143	142	142	142	142	142	142	142
Income Tax (-)	58	59	60	59	57	56	54	52	52	51	51	51	50	50	50	50	50	50	50	50	50
Working Capital (-)	8	10	10	8	8	6	5	4	3	2	2	2	2	2	2	2	2	2	2	2	2
Capital Expenses (-)	26	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27
Free Cash Flow	88	82	82	81	78	78	76	75	76	78	78	79	79	79	79	80	80	80	80	80	80

Cash Flow (US$ million)	2043e	2044e	2045e	2046e	2047e	2048e	2049e	2050e	2051e	2052e	2053e	2054e	2055e	2056e	2057e	2058e	2059e	2060e	2061e	2062e	2063e
Limestone Mined usedTonnes (million)	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9

Cement Tonnes (million)	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2
Revenue	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387

Operating Costs (-)	230	230	230	230	230	230	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229
SG&A (-)	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16
EBITDA	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159
D&A (-)	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17
Taxable Income	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142
Income Tax (-)	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
Working Capital (-)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Capital Expenses (-)	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27
Free Cash Flow	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80

Cash Flow (US$ million)	2064e	2065e	2066e	2067e	2068e	2069e	2070e	2071e	2072e	2073e	2074e	2075e	2076e	2077e	2078e	2079e	2080e	2081e	2082e	2083e	2084e
Limestone Mined used Tonnes (million)	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9	5.9

Cement Tonnes (million)	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2
Revenue	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387	387

Operating Costs (-)	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229	229
SG&A (-)	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16	16
EBITDA	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159	159
D&A (-)	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17	17
Taxable Income	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142	142
Income Tax (-)	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
Working Capital (-)	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Capital Expenses (-)	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27	27
Free Cash Flow	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80	80

NPV (US$ million)	597
Discount Rate	13.4%

19.3. Sensitivity Analysis

The sensitivity analysis considers a variation of +/- 5 and 10% in the variables that have the greatest impact on the NPV. These variables are the cement sales price, operating cost, and the discount rate.

Table 32 Sensitivity Analysis: Varying Cement Price

Price	NPV (US$ million)	Variation %
-10%	431	-28%
-5%	514	-14%
0%	597	0%
+5%	680	14%
+10%	763	28%

Table 33 Sensitivity Analysis: Varying Operating Cost

Operating Cost	NPV (US$ million)	Variation %
-10%	679	14%
-5%	638	7%
0%	597	0%
+5%	556	-7%
+10%	515	-14%

Table 34 Sensitivity Analysis: Varying Discount Rate

Discount rate	NPV (US$ million)	Variation %
-10%	662	11%
-5%	628	5%
0%	597	0%
+5%	569	-5%
+10%	544	-9%

20. Adjacent properties

The information in this chapter was obtained from the competent authority: CARTO ARBA. The public information obtained is shown in the figure below.

Figure 27 Adjacent Properties

21. Other Relevant Data and Information

Not applicable

22. Conclusions

•

Loma Negra holds the surface cadastral rights and the mining cadastral rights to carry out the activities of exploration, exploitation and manufacture of cement and lime throughout the useful life of its calcareous mining reserves.

•

Loma Negra has been complying with international ISO-9001 (Quality Management Systems) standards since 2015 and has implemented Quality Assurance and Quality Control (QAQC). The controls are applied for the construction of the Geological Model and Reserves Estimation.

•	Loma Negra has a quality assurance system in its operations that includes sample preparation methods, procedures, analysis and security, which comply with the best practices in the industry.

•

Loma Negra has vast expertise in its mining and industrial operations, with sustainable development in each stage of the industry, from the exploration stages to industrialization and commercialization of the product. The multiple activities are supported by appropriate methods and consequent procedures, which are periodically improved.

•	Updated geotechnical studies and geotechnical design evaluated are stable since the analyses show safety factors greater than the minimum acceptable.

•	Mining activities are appropriate for the configuration of the La Pampita rock massif, developing them with high safety standards.

•

The information verification and validation processes are conducted following the procedures indicated in the information flows. The validated information is congruent with the one that generated the geological models, which are the fundamental basis for the estimation of Reserves.

•	The geological modeling of the limestone deposit is consistent with the relationship between the information and the progress of exploitation.

•

The different exploration techniques used, the interpretation of the information and the vast professional experience, have been pillars in the generation of successive and updated geological and mining models that reach a high degree of representativeness of the deposit.

•

The Reserves estimation considers the risk factors, and the main variable is the CaO content, which is very stable in the deposit, along with other secondary variables that determine the quality of the Reserves.

•

In the process of calculating Reserves and in the production plans of the quarry, these variables have been adequately considered in the mining plan, properly sequenced and with blending processes. There are sufficient proven Reserves for the next 63 years at rated capacity.

•	The operation in La Pampita y Entorno quarry and L’Amalí and Olavarría plants, with regard to infrastructure, is technically and economically feasible due to the life of the quarry.

•	The calcareous resources of La Pampita y Entorno and their appropriate extractive activities enable a sustained industrial process during the useful life of the calcareous resources of Loma Negra.

•

The Health, Safety and Environment area is in charge of supervising compliance with the Company’s corporate policies and the various legal requirements of the national regulatory bodies by all company areas.

•	In 2021, the new line of L’Amalí plant started the commissioning phase.

23. Recommendations

Not applicable

24. References

LOMA NEGRA CIASA (2013) “RELATORIO ANUAL DE RESERVAS PROVINCIA DE BUENOS AIRES”

LOMA NEGRA CIASA (2014) “PT-AGMP-14-007 – MODELIZACIÓN GEOLÓGICA Y PLANEAMIENTO DE EXPLOTACIÓN DE LA PAMPITA”

IGEBA (2015) “RELEVAMIENTO GEOELÉCTRICO Y POR GEORRADAR EN LAS CANTERAS LA PAMPITA Y BARKER, PROVINCIA DE BUENOS AIRES”

HIDROAR (2015) “MODELO HIDROGEOLÓGICO DE LA CANTERA LA PAMPITA – OLAVARRIA, BUENOS AIRES”

SMGA (2016) “INFORME EXPLORACIÓN GEOLOGICA EN LA PAMPITA – CANTERA LA PAMPITA – PLANTA L’AMALÍ”

SMGA (2018) “INFORME EXPLORACIÓN GEOLOGICA EN LA PAMPITA Y ENTORNO – CANTERA LA PAMPITA – PLANTA L’AMALÍ”

LOMA NEGRA CIASA (2019) “LA PAMPITA Y ENTORNO – EVALUACIÓN DE RESERVAS Y PLAN DE EXPLOTACIÓN A LARGO Y MEDIO PLAZO”

PANGEA (2020) “DIAGNÓSTICO GEOTÉCNICO DE ESTABILIDAD DE TALUDES CANTERA LA PAMPITA – PLANTA L’AMALÍ”

25. Reliance on information provided by the registrant

In preparing this TSR, the QP relied upon data, written reports and statements provided by the registrant in accordance with 17 CFR § 229.1302(f). After careful review of the information provided, the QP has no reason to believe that any material facts have been withheld or misstated. Loma Negra provided the information as summarized in section 24.